UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________________________________________________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

For the transition period from __________________________ to ______________________________

Commission file number

0-50437

MAG Silver Corp. (formerly Mega Capital Investments Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class                                                                                                       Name of each exchange on which registered

None                                                                                                                                                    N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  23,658,245 Common Shares at March 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[   ]     Yes       [X]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]      Item 17        [   ]   Item 18

INTRODUCTION AND USE OF CERTAIN TERMS

MAG Silver Corp. is a company incorporated under the Company Act (British Columbia) on April 21, 1999.  As used herein, except as the context otherwise requires, the terms "Company" or "MAG" refer to MAG Silver Corp.  Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars.  All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. Our registered office is located at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in Item 3. Key Information - Risk Factors and Item 5. Operating and Financial Review and Prospects.

When used in this Registration Statement, the words "estimate," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Registration Statement.  These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

GLOSSARY

The following is a glossary of terms that appear in this Registration Statement.

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
alunite	A potassium-aluminum sulfate mineral, a common component of hydrothermal alteration assemblages.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
basalt	Volcanic rock, low in quartz content, generally fine grained and dark coloured.
calcite	Calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.
carbonate	Minerals which have the formula "X"CO3. Calcite is the most common carbonate mineral.
Cascabel	Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic.
Common Shares	Common Shares without par value in the capital stock of the Company.
Company	MAG Silver Corp.
Cretaceous	The geological period extending from 135 million to 63 million years ago.
diorites	Medium-coloured intrusive igneous rocks of intermediate composition.
Don Fippi Property	The Don Fippi Property as defined in Item 4. Information on the Company – Description of the Business - Don Fippi.
Don Fippi Shares

Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Don Fippi Property as described in Item 4. Information on the Company - Business Overview – The Don Fippi Property.

Exchange	TSX Venture Exchange.
exploration concession	A defined area for which mineral tenure has been granted by the Mexican government for a period of six years to allow exploration. The concession may subsequently be upgraded to exploitation status.
fault	A fracture in rock where there has been displacement of the two sides.
First Special Warrants

The special warrants issued by the Company on September 9, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 1,500,000 units of the Company, each unit consisting of one Common Share of the Company and one First SW Warrant, all of which were exercised on April 3, 2003.

First SW Warrants	Share purchase warrants of the Company that entitle the holder to purchase one First SW Warrant Share at a price of $0.20 until September 9, 2004.
First SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the First SW Warrants.

flow	Volcanic rock comprised of flow lava.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
g/T	Grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).
gangue	Minerals incorporated in an orebody other than those of economic interest.
grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/T) or ounces per ton (oz/T).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Guigui Property	The Guigui Property as defined in Item 4. Information on the Company – Description of the Business – Guigui.
Guigui Shares

Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Guigui Property as described in Item 4. Information on the Company - Business Overview - The Guigui Property.

hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
igneous	A rock formed by the cooling of molten silicate material.
intrusive	A rock mass formed below the earth's surface from magma which has intruded into a pre-existing rock mass.
Juanicipio Property	The Juanicipio Property as defined in Item 4. Information on the Company – Description of the Business – Juanicipio.
kaolinite	An aluminum-silicate clay mineral. It is a common component of hydrothermal alteration of siliceous rocks.
Lagartos	Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.
magma	Molten rock formed within the crust or upper mantle of the earth.
Mexico or Mexican Republic	United Mexican States
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of "mineral resource estimates".

mineralization	Usually implies minerals of value occurring in rocks.
monzonite	An intermediate intrusive rock related to granite.
net smelter returns royalty or NSR	Payment of a percentage of mining revenues after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
oz/T	Troy ounces per tonne.
Policy 2.4

The Policy of the Exchange entitled "Capital Pool Companies" which sets forth the steps for listing a company on the Exchange as a "capital pool company" (which is essentially a blind pool) and the steps that company must take, including its Qualifying Transaction, to qualify for a regular listing on the Exchange.

porphyry	Rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.
portal	Entrance from surface into an underground development.
Property Shares	The Don Fippi Shares and the Guigui Shares.
Public Offering Warrant Shares

5,750,000 Common Shares which the holders of 5,750,000 warrants issued by the Company pursuant to its prospectus dated March 31, 2003 are entitled to purchase at the price of $0.75 per share until April 15, 2005.

pyrite	Iron sulfide mineral.
Qualifying Transaction

The transaction conducted pursuant to Policy 2.4 whereby the Company acquired significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and then qualified for a regular listing on the Exchange.

quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
Recently Acquired Properties	The properties described in Item 2. Information on the Company – Business Overview – Recently Acquired Properties.
rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
Second Special Warrants

The special warrants issued by the Company on December 20, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 900,000 units of the Company, each unit consisting of one Common Share of the Company and one-half of one Second SW Warrant, all of which were exercised on April 3, 2003.

Second SW Warrants	Share Purchase Warrants of the Company that entitle the holder to purchase one Second SW Warrant Share at a price of $0.40 until December 20, 2004.
Second SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the Second SW Warrants.
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
silicification	Replacement of the constituents of a rock by quartz.
tailings	material rejected from a mill after recoverable valuable minerals have been extracted.

Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or "T"	Metric ton = 1,000 kilograms or 1,000,000 grams.
VAT

An acronym for "Value Added Tax" which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

veinlets	Small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
volcaniclastic	Coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

The following table sets forth the names, business addresses and functions of our directors and senior management.

Name	Business Address	Position
George S. Young	Suite 800, 409 Granville Street Vancouver, British Columbia Canada V6C 1T2	President, Chief Executive Officer and Director
David G. S. Pearce	3310 Mathers Avenue West Vancouver, British Columbia Canada V7V 2K5	Secretary, Director and Audit Committee Member
Eric H. Carlson	Suite 300, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5	Director and Audit Committee Member
R. Michael Jones	Suite 800, 409 Granville Street Vancouver, British Columbia Canada V6C 1T2	Director and Audit Committee Member
Frank Hallam	Suite 800, 409 Granville Street Vancouver, British Columbia Canada V6C 1T2	Chief Financial Officer

Advisers

Our legal advisers are Catalyst Corporate Finance Lawyers.  Their address is Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Independent Auditors

Our auditors are Deloitte & Touche LLP.  Their address is 1055 Dunsmuir Street, 28th Floor, Vancouver, British Columbia, Canada, V7X 1P4.

Our registrar and transfer agent is Pacific Corporate Trust Company.  Their address is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2B8.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Registration Statement prepared in accordance with Canadian Generally Accepted Accounting Principles.  Information for the 12 months ended December 31, 2002, 2001 and 2000 are derived from audited financial statements which are included elsewhere in this Registration Statement. Information for the nine months ended September 30, 2003 and 2002 are derived from unaudited interim financial statements which are included elsewhere in this Registration Statement. Information for the period from April 21, 1999 to December 31, 1999 are derived from audited financial statements that are not included in this Registration Statement.  The financial data should be read in conjunction with our consolidated financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

	9 months ended Sept. 30, 2003	9 months ended Sept. 30, 2002	12 months ended Dec. 31, 2002	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2000	Apr. 21/99 to Dec. 31, 1999
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Total Expenses	$582,383	$51,491	$123,536	$288,449	$19,066	$8,521
Net Loss	$(535,066)	$(50,886)	$(122,631)	$(279,639)	$(5,641)	$(8,066)
Basic and Diluted Loss per Share	$(0.05)	$(0.01)	$(0.08)	$(0.19)	$(0.00)	$(0.00)
Weighted Average Common Shares Outstanding	11,849,342	1,500,000	1,500,000	1,500,000	1,304,066	Nil
Consolidated Balance Sheet
Total Assets	$7,261,615		$408,125	$110,904	$386,192	$150,000
Total Liabilities	$126,832		$58,880	$14,028	$9,677	$8,066
Working Capital	$4,515,741		$108,472	$76,876	$376,515	$141,934
Shareholders' Equity	$7,134,783		$349,245	$96,876	$376,515	$141,934

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$(2,961,417)	$(50,866)	$(160,433)	$(279,639)	$(5,641)	$(8,066)
Loss per Share	$(0.25)	$(0.03)	$(0.11)	$(0.19)	$(0.00)	$(0.00)
Total Assets	$5,397,462		$370,323	$110,904	$386,192	$150,000
Shareholders' Equity	$5,270,630		$311,443	$96,876	$376,515	$141,934

On March 31, 2004, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled 1.31 Canadian dollars for one United States dollar.  The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
March 2004	1.348	1.308
February 2004	1.3442	1.348
January 2004	1.334	1.269
December 2003	1.3405	1.2923
November 2003	1.3362	1.2973
October 2003	1.3043	1.3481

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2003	1.4012
2002	1.5705
2001	1.5490
2000	1.4855
1999	1.4858

Capitalization

The following table sets forth the capitalization of the Company as of the dates indicated:

	Amount Outstanding as of December 31, 2002	Amount Outstanding as of September 30, 2003	Amount Outstanding as at March 31, 2004
Common Shares (authorized - 1,000,000,000 shares)	$390,222 (3,000,000 shares)	$8,010,518 (20,762,440 shares)	$9,730,147 (23,658,245 shares)
Special Warrants	$375,000 (2,400,000 warrants)	$Nil	$Nil
Contributed Surplus	$Nil	$75,308	$75,308
Deficit	$(415,977)	$(951,043)	approximately $(1,325,000)
Total	$349,245	$7,134,783	approximately $8,480,455

Diluted Share Capital

Assuming that all options and other rights to purchase Common Shares of the Company are exercised and all Property Shares are issued, up to a maximum of 32,100,000 Common Shares of the Company will be issued and outstanding on a diluted basis, comprised of the following:

Description	Number of Common Shares
Outstanding as of March 31, 2004	23,658,245
Agents' Warrant Shares	16,000
First SW Warrant Shares	412,500
Second SW Warrant Shares	218,000
Public Offering Warrant Shares	2,595,255
Options	1,030,000
Don Fippi Shares	2,000,000
Guigui Shares	2,000,000
Common Shares to be issued in relation to the Recently Acquired Properties	170,000
Total	32,100,000

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.

Values attributed to the Company's assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company's mineral properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company's ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

2.

The Company is dependent on its key personnel, who have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President, George Young, and its other officers, none of whom has entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company's business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company's exploration programs.  Dr. Megaw is an arm's length consultant to the Company and he is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained "key man" insurance for any of its management or consultants. The loss of either George Young or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

3.

The Company does not pay dividends. Payment of dividends on the Company's shares is within the discretion of the Company's Board and will depend upon the Company's future earnings, its capital requirements and financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends for the foreseeable future.

4.

The Company's directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company's directors or officers devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company's constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that the Company's officers and directors are involved with.

Risk Factors Relating to Title

5.

Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company's property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title to the properties in which the Company has an interest.  The Company's property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property.  In addition, the Company's ability to explore and exploit the property interests is subject to ongoing approval of local governments.

6.

Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property.

7.

Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. Except for the Sierra de Ramirez Agreement and the Cinco de Mayo Agreement (as such agreements are defined below), all of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

Risk Factors Relating to the Company's Property Interests

8.

The properties in which the Company has an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits.  All of the Company's property interests are at the exploration stage only (even when some of the mining concession titles covering such property interests were issued as exploitation concessions) and there are no known commercial quantities of minerals or precious gems on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the Company's properties do not contain any reserves, and any funds spent on exploration will be lost. The failure of the Company to find an economic mineral deposit on any of its mineral properties will have a negative effect on the Company.

9.

The properties in which the Company has an interest are in Mexico.  The Company's property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico.

10.

There is no guarantee licenses and permits required by the Company will be obtained which may result in the Company losing its interest in the subject property.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company's business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

11.

Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations.  The Company's operations are subject to environmental regulations promulgated by government agencies from time to time.

Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico – Environmental Regulation.

12.

Mexican  Foreign Investment and Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of "previously taxed net earnings" are not subject to Mexican taxes if paid to a foreign investor.  Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is 33 percent over a gross up basis (amount of the dividend times 1.4925), payable by the Mexican company.  Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

13.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results.  The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results.  As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

14.

None of the properties in which the Company has an interest has any reserves. Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

15.

Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of the Company's mineral properties will have a negative effect on the Company.

16.

Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material, adverse effect on the Company's financial position.

17.

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years.  The marketability and price of minerals and precious gems which may be acquired by the Company will be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

18.

Mining is a highly competitive industry.  The mining industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mining properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mining properties would result in difficulties in it obtaining future financing and profitable operations.

Risk Factors Relating to Financing

19.

Adequate funding may not be available, resulting in the possible loss of the Company's interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

20.

Funding and property commitments will result in dilution to the Company's shareholders. It is likely any additional capital required by the Company as described in Risk Factor #19 above will be raised through the issuance of additional equity which will result in dilution to the Company's shareholders. Further, as described in Item 4. Information on the Company – Business Overview, the Company is required to issue common shares in order for Lagartos to earn its interests in properties. Such property share issuances will also result in dilution to the Company's shareholders.

21.

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

22.

Lack of funding to satisfy contractual obligations may result in the Company's loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has acquired options to acquire interests in six properties in Mexico and in order to obtain ownership of each of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct its business as described in this Registration Statement. The Company may not have sufficient funds to: (a) satisfy the minimum expenditures or the option payment required to be made in 2004 in relation to the Don Fippi Property; (b) satisfy the option payment required to be made in 2004 in relation to the Guigui Property; (c) make the minimum expenditures to maintain the Don Fippi Property in good standing under Mexican law; and (d) make the minimum expenditures to earn its interest in any of the Recently Acquired Properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option. The Company will have to raise further financing to fund the required exploration on the Don Fippi Property. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments the Company is required to make to earn its interests.

Miscellaneous Risk Factors

23.

The price of the Company's shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  It may be anticipated that the quoted market for the shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

24.

There is an absence of a liquid trading market for the Company's shares.  Shareholders of the Company may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all.  The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

25.

The Penny-Stock Rule may limit trading in the Company's shares.  In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Company's Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Exchange Act. The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company's shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.  Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Company's shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities.  In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules.  Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Company's shares and the ability of a holder to resell our stock.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

26.

Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders. The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company's shares. For an explanation of these effects on taxation, see Item 10. Additional Information – United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of the Company's shares are also encouraged to consult their own tax advisers.

27.

The Company and its principals and assets are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company's assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

ITEM 4.         INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.".  On June 28, 1999, the Company changed its name to "Mega Capital Investments Inc.".  On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at Suite 800, 409 Granville, Vancouver, British Columbia, Canada, V6C 1T2 (phone:  604-630-1399).

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario.

The Company's Common Shares were listed and posted for trading on the Exchange (TSX VN: MGA) on April 19, 2000.  Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

The Company does not have an agent in the United States.

The Qualifying Transaction

On April 5, 2001, the Company entered into a letter of intent to acquire all of the issued and outstanding share capital of Advanced Disc Manufacturing Corporation ("ADMC"), a private British Columbia start-up company engaged in the manufacture of injection moulded compact discs.  Effective May 2, 2001, a formal share exchange agreement was entered into among the Company, ADMC and the shareholders of ADMC in which the terms of the acquisition were set forth (the "ADMC Agreement").  This proposed acquisition was intended to serve as the Company's Qualifying Transaction.  In contemplation of the closing of this transaction, the Company advanced ADMC a total of $268,758 to finance its operations.  On September 26, 2001, the Company issued a press release to announce that it would not be proceeding with its intended purchase of the share capital of ADMC as a result of certain breaches of the ADMC Agreement by the vendors of the ADMC shares.  Of the amounts advanced by the Company to ADMC, only $16,338 was returned.  As a result, the Company wrote off to expense the outstanding advances to ADMC in the amount of $252,420.

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who directed the Company to consider what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico.  After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company.  Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore proceeded with the concept.

In August 2002, the Company entered into an arms' length agreement dated August 8, 2002 (the "Lagartos Agreement") with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the "Vendors") pursuant to which the Company agreed to acquire (the "Acquisition") 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos.  Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below.  As consideration for the Acquisition, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Option (described below under "The Juanicipio Property"), plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company's Qualifying Transaction was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.

As at September 30, 2003, $1,580,659 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for the purposes of repaying the US$50,000 in respect of the Juanicipio Option, making payments of mining taxes totalling $62,560 and the balance for exploration expenditures.

Business Overview

The Company is in the mineral exploration and development business. The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company's properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Carrying on Business in Mexico

The Company's property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions.  Exploration concessions are granted by the Mexican federal government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable.  Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by one exploration concession.  Failure to apply prior to the expiration of the term of the exploration concession will result in termination of the concession.  An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years prior to the expiration of such concession.  Both exploration and exploitation concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semiannual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral exploration and exploitation concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Foreign Investment Law.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder's fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Council of Mineral Resources.  None of the property interests held by Lagartos are under such fee regime.  However, holders of exploration and exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is basically governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substances.  The principal environmental legislation in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the "General Law of Ecological Balance and Environmental Protection" or the "General Law"), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the "Environmental Regulations").  Additionally, there are a series of "Mexican Official Norms" that establish ecological and technical standards and requirements on various environmental related matters (the "Ecological Standards").

The Secretaría de Medio Ambiente y Recursos Naturales (the "Ministry of the Environment and Natural Resources" or "SEMARNAT" for its initials in Spanish) is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the "Environmental Laws").  On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the "Federal Bureau of Environmental Protection" or "PROFEPA" for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.  To the best of the Company's knowledge, all of the Company's property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental

Laws. The Company's programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See Item 3. Key Information - Risk Factors, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2003	7.73190
2002	6.15751
2001	6.03241
2000	6.36996
1999	6.43512

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

The Juanicipio Property

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I ("Sutti"), of Zacatecas, Mexico (the "Juanicipio Agreement"), Sutti granted to Lagartos an option (the "Juanicipio Option") to acquire a 100% interest in the Juanicipio Property.  Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V.  In order to exercise the Juanicipio Option, Lagartos was required to:

(a)

drill a minimum of 3,500m of diamond core, reverse circulation or a combination of the two methods within 12 months following the date of ratification of the Juanicipio Agreement by all parties in the presence of a notary public (the "Ratification Date"), which was July 18, 2002 (which work was completed);

(b)

pay 1,000 pesos plus applicable taxes and pay the Mexican Treasury one payment of approximately 200,000 pesos (approximately $32,629) representing mining taxes owed for the first half of 2002 (which amount was paid);

(c)

make payments aggregating US$1,225,000 plus VAT on the following basis:

(i)

US$75,000 plus VAT on or before January 18, 2003 (which amount was paid);

(ii)

US$100,000 plus VAT on or before July 18, 2003;

(iii)

US$100,000 plus VAT on or before January 18, 2004;

(iv)

US$150,000 plus VAT on or before July 18, 2004;

(v)

US$150,000 plus VAT on or before January 18, 2005;

(vi)

US$200,000 plus VAT on or before July 18, 2005;

(vii)

US$200,000 plus VAT on or before January 18, 2006; and

(viii)

US$250,000 plus VAT on or before July 18, 2006 and during each semester subsequently until the Juanicipio Property commences production;

(d)

incur expenditures on the Juanicipio Property in the amount of at least US$2,500,000 on the following basis:

(i)

US$750,000 (including amounts incurred in subparagraph (a) above) by July 18, 2004;

(ii)

the cumulative amount of US$1,500,000 by July 18, 2005; and

(iii)

the cumulative amount of US $2,500,000 by July 18, 2006; and

(e)

pay a NSR on the following basis:

(i)

3.5% for silver priced up to US $5.50/troy ounce;

(ii)

3.75% for silver priced greater than US $5.50/troy ounce and up to US $6.50/troy ounce;

(iii)

4.0% for silver priced greater than US $6.50/troy ounce and up to US $7.50/troy ounce;

(iv)

4.25% for silver priced greater than US $7.50/troy ounce and up to US $10/troy ounce; and

(v)

5% for silver priced greater than US $10/troy ounce.

Royalties on other precious metals were to be paid at the same percentage rate then in effect for silver. Royalties on base metals recovered would be paid at half the then prevailing percentage rate for silver.

Minera Venus, S.A. de C.V., the optionor of the Juanicipio Property, is owned as to 99% by Lexington Capital Group Inc. and as to 1% by Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 common shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% held by Jose Ruiz Lopez).  The Company intends to terminate the Juanicipio Agreement, thereby eliminating its obligations (as described above) to make any further option payments, fulfill the above-described work commitments or pay any royalty.  As a result of the acquisition of Lexington by the Company on May 29, 2003, the Company will not have to incur any of the originally required option payments and work commitments to occur after May 29, 2003, as described above.

The Don Fippi Property

Pursuant to an arm's length agreement (the "Don Fippi Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. ("Bugambilias"), Bugambilias granted to Lagartos an option (the "Don Fippi Option") to acquire a 100% interest in the Don Fippi Property. In order to exercise the Don Fippi Option, Lagartos must:

(a)

pay to Bugambilias an aggregate of US$550,000 plus VAT (the "Don Fippi Payments") on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Don Fippi Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the " DF Effective Date") (which amount has been paid);

(ii)

US$50,000 plus VAT on or before April 21, 2004 (which amount has been paid);

(iii)

US$100,000 plus VAT (the "Third DF Payment") on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third DF Payment is waived by Bugambilias and need not be made;

(iv)

US$150,000 plus VAT (the "Fourth DF Payment") on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth DF Payment is waived by Bugambilias and need not be made; and

(v)

US$200,000 plus VAT (the "Fifth DF Payment") on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth DF Payment is waived by Bugambilias and need not be made;

(b)

incur expenditures on the Don Fippi Property in the amount of at least US$4,000,000 (the "Don Fippi Expenditures") on the following basis:

(i)

US$250,000 by April 21, 2004, of which US$15,000 must be spent by December 31, 2002 (all of which has been spent);

(ii)

the cumulative amount of US$1,000,000 by April 21, 2005;

(iii)

the cumulative amount of US$2,000,000 by April 21, 2006;

(iv)

the cumulative amount of US$3,000,000 by April 21, 2007; and

(v)

the cumulative amount of US$4,000,000 by April 21, 2008;

(c)

allot and issue to Bugambilias an aggregate of up to 2,100,000 Common Shares of the Company (the "Don Fippi Shares") on the following basis:

(i)

100,000 Common Shares within five business days of April 21, 2003 (which have been issued at $0.50 per share); and

(ii)

commencing December 21, 2003, one Common Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Common Shares.

Provided that Lagartos has expended a cumulative minimum of US$1,000,000 of Don Fippi Expenditures by April 21, 2005, Lagartos may elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 50% interest and Bugambilias will hold a 50% interest and Bugambilias will be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$2,000,000 of Don Fippi Expenditures by April 21, 2006, Lagartos may elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 60% interest and Bugambilias will hold a 40% interest and Lagartos will have the option to be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Don Fippi Property, but fails for a period of at least six months to advance any exploration or development of the Don Fippi Property, Bugambilias has the option to become the operator of the Don Fippi Property.

Lagartos also agreed to pay to Bugambilias a 4.5% NSR.  In the event that a joint venture between the parties is entered into, this NSR may be re-negotiated.

Alternatively, the Don Fippi Option may be exercised at any time by Lagartos by paying such amount as is required to make the total payments to Bugambilias aggregate US$550,000, and by issuing to Bugambilias an aggregate of 2,100,000 Don Fippi Shares.

All properties acquired by Lagartos, Bugambilias or any of their affiliates within the borders of the Don Fippi Property will become part of the Don Fippi Property and be included under the Don Fippi Agreement.

Lagartos may terminate the Don Fippi Agreement at any time by providing Bugambilias with 60 days notice and failing to make any payment or incur any Don Fippi Expenditure when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that Bugambilias wishes to dispose of its interest in the Don Fippi Agreement or NSR, except for transfers of interests in the NSR to Bugambilias' shareholders or heirs which are permitted without restriction.

Bugambilias has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Don Fippi Agreement.

The Guigui Property

Pursuant to an arm's length agreement (the "Guigui Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Coralillo, S.A. de C.V. ("Coralillo"), Coralillo granted to Lagartos an option (the "Guigui Option") to acquire a 100% interest in the Guigui Property.  In order to exercise the Guigui Option, Lagartos must:

(a)

pay to Coralillo an aggregate of US$550,000 plus VAT (the "Guigui Payments") on the following basis:

(i)

US$50,000 plus VAT within five business days after the date the Guigui Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the "GG Effective Date") and which amount has been paid;

(ii)

US$50,000 plus VAT on or before June 20, 2004;

(iii)

US$100,000 plus VAT (the "Third Guigui Payment") on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third Guigui Payment is waived by Coralillo and need not be made;

(iv)

US$150,000 plus VAT (the "Fourth Guigui Payment") on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth Guigui Payment is waived by Coralillo and need not be made; and

(v)

US$200,000 plus VAT (the "Fifth Guigui Payment') on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth Guigui Payment is waived by Coralillo and need not be made;

(b)

incur expenditures on the Guigui Property in the amount of at least US$2,500,000 (the "Guigui Expenditures") on the following basis:

(i)

US$100,000 by April 21, 2004 (which has been spent);

(ii)

the cumulative amount of US $750,000 by April 21, 2005;

(iii)

the cumulative amount of US $1,500,000 by April 21, 2006; and

(iv)

the cumulative amount of US $2,500,000 by April 21, 2007; and

(c)

allot and issue to Coralillo an aggregate of 2,100,000 Common Shares of the Company (the "Guigui Shares") on the following basis:

(i)

100,000 Guigui Shares within five business days of the GG Effective Date (which have been issued at $0.50 per share); and

(ii)

commencing December 21, 2003, one Guigui Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Guigui Shares.

Provided that Lagartos has expended a cumulative minimum of US$750,000 of Guigui Expenditures by April 21, 2005, Lagartos may elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 50% interest and Coralillo will hold a 50% interest and Coralillo will be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$1,500,000 of Guigui Expenditures by April 21, 2006, Lagartos may elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 60% interest and Coralillo will hold a 40% interest and Lagartos will have the option to be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Guigui Property, but fails for a period of at least six months to advance any exploration or development of the Guigui Property, Coralillo has the option to become the operator of the Guigui Property.

Lagartos also agreed to pay to Coralillo a 2.5% NSR.  In the event that a joint venture between the parties is entered into, this NSR may be re-negotiated.

Alternatively, the Guigui Option may be exercised at any time by Lagartos by paying such amount as is required to make the total Guigui Payments to Coralillo aggregate US$550,000, and by issuing to Coralillo an aggregate of 2,100,000 Guigui Shares of the Company.

All properties acquired by Lagartos, Coralillo or any of their affiliates within the borders of the Guigui Property will become part of the Guigui Property and be included under the Guigui Agreement.

Lagartos may terminate the Guigui Agreement at any time by providing Coralillo with 60 days notice and failing to make any payment or incur any Guigui Expenditures when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that the optionor wishes to dispose of its interest in the Guigui Agreement or NSR, except for transfers of interests in the NSR to Coralillo's shareholders or heirs which are permitted without restriction.

Coralillo has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Guigui Agreement.

Recently Acquired Properties

Pursuant to an arm's length agreement (the "Sierra de Ramirez Agreement") dated as of December 14, 2003 among the Company, Lagartos and Minera Rio Tinto, S.A. de C.V. ("Rio Tinto"), Rio Tinto granted to Lagartos an option (the "Sierra de Ramirez Option") to acquire a 100% interest in a mineral property covering 4,443 hectares located in the Sierra de Ramirez district in Durango, Mexico (the "Sierra de Ramirez Property"), subject to a maximum 3% net smelter returns royalty.  In order to exercise the Sierra de Ramirez Option, Lagartos must:

(a)

pay US$30,000 to Rio Tinto and issue to Rio Tinto 20,000 Common Shares of the Company within five days after Exchange acceptance of the Sierra de Ramirez Agreement (the "RT Effective Date"), which acceptance has not yet been received;

(b)

make payments to Rio Tinto as follows:

(i)

US$50,000 12 months after the RT Effective Date;

(ii)

US$25,000 18 months after the RT Effective Date;

(iii)

US$100,000 24 months after the RT Effective Date;

(iv)

US$25,000 30 months after the RT Effective Date;

(v)

US$150,000 36 months after the RT Effective Date;

(vi)

US$25,000 42 months after the RT Effective Date;

(vii)

US$225,000 48 months after the RT Effective Date;

(viii)

US$25,000 54 months after the RT Effective Date; and

(ix)

US$850,000 60 months after the RT Effective Date, of which up to US$500,000 may be paid in Common Shares of the Company; and

(c)

incur exploration expenditures on the property as follows:

(i)

US$50,000 within 12 months after the RT Effective Date;

(ii)

US$100,000 within 24 months after the RT Effective Date;

(iii)

US$150,000 within 36 months after the RT Effective Date;

(iv)

US$200,000 within 48 months after the RT Effective Date; and

(v)

US$250,000 within 60 months after the RT Effective Date.

Pursuant to an arm's length agreement (the "Adargas Agreement") dated as of February 26, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the "Adargas Option") to acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. In order to exercise the Adargas Option, Lagartos must:

(a)

pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Adargas Agreement (the "AD Effective Date"), which acceptance has not yet been received;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 12 months after the AD Effective Date;

(ii)

US$125,000 24 months after the AD Effective Date;

(iii)

US$175,000 36 months after the AD Effective Date;

(iv)

US$250,000 48 months after the AD Effective Date;

(v)

US$350,000 60 months after the AD Effective Date; and

(c)

incur exploration expenditures on the Adargas Property as follows:

(i)

US$100,000 within 12 months after the AD Effective Date;

(ii)

US$200,000 within 24 months after the AD Effective Date;

(iii)

US$200,000 within 36 months after the AD Effective Date;

(iv)

US$250,000 within 48 months after the AD Effective Date; and

(v)

US$250,000 within 60 months after the AD Effective Date.

Pursuant to an arm's length agreement (the "Cinco de Mayo Agreement") dated as of April 5, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the "Cinco de Mayo Option") to acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. In order to exercise the Cinco de Mayo Option, Lagartos must:

(a)

pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Cinco de Mayo Agreement (the "CM Effective Date"), which acceptance has not yet been received;

(b)

make payments to Cascabel as follows:

(i)

US$75,000 12 months after the CM Effective Date;

(ii)

US$125,000 24 months after the CM Effective Date;

(iii)

US$175,000 36 months after the CM Effective Date;

(iv)

US$250,000 48 months after the CM Effective Date;

(v)

US$350,000 60 months after the CM Effective Date; and

(c)

incur exploration expenditures on the Cinco de Mayo Property as follows:

(i)

US$100,000 within 12 months after the CM Effective Date;

(ii)

US$200,000 within 24 months after the CM Effective Date;

(iii)

US$200,000 within 36 months after the CM Effective Date;

(iv)

US$250,000 within 48 months after the CM Effective Date; and

(v)

US$250,000 within 60 months after the CM Effective Date.

The Sierra de Ramirez Property, the Adargas Property and the Cinco de Mayo Property are collectively referred to as the "Recently Acquired Properties".

Organizational Structure

The Company is the registered owner of 99% of the issued shares of Lagartos. The remaining 1% of Lagartos is held by Dave Pearce, a director of the Company, in trust for the Company. This results in the Company having 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

The Company is also the owner of 100% of the issued shares of Lexington Capital Group Inc., a British Virgin Islands company, which holds a 99% interest in the claims underlying the Juanicipio Property.

Property, Plants and Equipment

The Company's administrative offices are located in leased premises at Suite 800, 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company has no significant plant or equipment for its operations.  Equipment used for exploration or drilling is rented or contracted as needed.

DESCRIPTION OF THE BUSINESS - JUANICIPIO

The disclosure in this section is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico" prepared by Clancy J. Wendt ("Wendt"), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado.

Property Description and Location

The Juanicipio Property  (the "Juanicipio Property" or "Juanicipio") is located in the Fresnillo District, Zacatecas, Mexico, approximately 6 kilometres (km.) west of the city of Fresnillo and the Fresnillo Mine of Industrias Peñoles S.A., currently the world's largest silver mine.

The Juanicipio Property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the  Sierra Valdecañas, a 13 km. by 30 km. long mountain range that lies immediately west of Fresnillo.

The property lies on the western edge of the Mexican Altiplano or "Mesa Central".  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth and water rights for mine development should be part of the mineral rights. Power is located a few miles from the main part of the property and is available.

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio Property is located, is good.  A high quality dirt road runs about 1.5 km. up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio Property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 km. south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

Ownership

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999.  The Juanicipio Property was sold by Juan Antonio Rosales to Sutti. Pursuant to the Juanicipio Agreement, Sutti granted to Lagartos an option to acquire a 100% interest in the Juanicipio Property. Sutti then assigned his interest to Minera Venus, S.A. de C.V. As described above, the Company acquired ownership of Lexington Capital Group Inc., which in turn owns 99% of Minera Venus, S.A. de C. V., resulting in the Company indirectly owning 99% of the Juanicipio Property, with the remaining 1% owned by Jose Ruiz Lopez.

History

The Juanicipio Property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of the lower Cretaceous rocks composed of calcareous graywacke with interbedded shales and limestones.  The limestones are unconformably overlain (perhaps in overthrust contact) by the Chilitos Fm., composed of marine andesitic volcaniclastic sediments, andesite tuffs and flows, and mafic intrusive bodies.  The section is capped by the Tertiary basal conglomerates and volcaniclastics and overlying rhyolite ash-flow tuffs.  Everything older than the Fresnillo Fm. is intruded by andesite dikes and a quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrusted.

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District. The (apparently) oldest rocks seen to date at Juanicipio are fragments of graywacke seen on dumps in the Cerro Colorado area.  These appear similar to the upper Valdecañas Graywackes of the Proaño Group seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering and paleo-calcrete.  This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.  Drilling permits were granted to Sunshine by SEMARNAT on the basis of these studies.  The permits have been regenerated in the name of Lagartos.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Mineral Resources and Reserves

The Juanicipio Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Interpretation and Conclusions

The geology, structure, geochemistry and geophysics at Juanicipio are similar enough to other productive systems that can be readily applied to Juanicipio to generate high quality, potentially high-grade, drilling targets.  The results of the initial mapping, geochemistry and geophysics include the following favourable comparisons:

1.

Similar structural environment with both parallel structures and structures aligned with previously drilled mineralized structures.

2.

A two-stage alteration history with early massive silicification cut by a later iron-oxide, pyrite, kaolinite and alunite stage.

3.

A geochemical signature that is anomalous in minerals that indicate potential mineralization at depth.

4.

Strong NSAMT response for the major structures shows persistence to depth.

5.

The major geologic, geochemical and geophysical features coincide:  It is the late N50-70W structures that have the pyrite, kaolinite, and alunite alteration, geochemical anomalies, and NSAMT responses.

Recommendations

Drill Targets

The following six major target structures have been identified as warranting drilling in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics: the Fe Oxide Pit Structure, Zonge Structure "A", Zonge Structure "B", Zonge Structure "C", South Target, and Zonge Structure "D".

Recommended Work Program and Budget

Estimated depths to the top of the high-grade mineralization, the most attractive target type, are on the order of 500 to 600 meters (Note that mining at these depths is undertaken routinely in this part of Mexico).  Given angle drilling, the total depths of these holes will average 750 m.  Testing the six proposed targets will require 4,500 m. of drilling at an estimated cost of $1,184,500.  Once the regenerated drilling permits are in place, work can commence immediately.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics: miscellaneous support expenses	$5,000
Geochemical study of structures	5,000
Drilling road work	40,000
Drilling and support for 4,500 meters of drilling @ $200 per m.	900,000
Assaying	20,000
Environmental remediation and review	50,000
Final report	10,000
Sub-Total	$1,030,000
VAT (15%)	154,500
Total	$1,184,500

The Company is proceeding with the proposed work program. To December 31, 2003, approximately $1,145,332 has been spent on the Juanicipio Property.

DESCRIPTION OF THE BUSINESS - DON FIPPI

The disclosure in this section is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico" prepared for the Company by Wendt.

Property Description and Location

The Don Fippi Property comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico (the "Don Fippi Property" or "Don Fippi").

Don Fippi lies in the topographically rugged central spine of the Sierra Madre. The Don Fippi project area is roughly centred on the town of Batopilas which lies at the bottom of the deep canyon of the Rio Batopilas at about 600 meters elevation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There is a good quality 70 km. unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 km. to the east.  The main road runs along the river and is in very good condition through the town of Batopilas.  Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin.  A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel.  Access to the balance of the area is by foot or horseback.  Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines.  The Porfirio Diaz Tunnel is caved about 1.5 km. from the portal, leaving the back 2.5 km. accessible only through stopes leading from the Peñasquito Level. Locals note that the tunnel has caved in the same place before and that past rehabilitation efforts have taken only a few days.

Both water and power are available at the property.

Ownership

On October 24, 1997, title to the Don Fippi Property vested with Bugambilias.  The Internal Property were acquired by the holders thereof as older claims expired and were liberated under Mexican mining law.  On November 18, 2002, Bugambilias granted to Lagartos an option on the Don Fippi Property.

History

High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632.  The district contains between 65 and 300 mines and an estimated 200,000,000 to 300,000,000 ounces of silver have been produced from the district.

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province.  Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks.  The two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

Batopilas District Geology

Batopilas District mineralization is hosted entirely within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments.  Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of meters above the vein system.

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite.  Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite.  Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue.  The silver ores were high grade: ranging from the Batopilas Mining Company's 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag.  The Batopilas Mining Company also produced a significant tonnage of "milling ore" grading 265 g/T (8.5 oz/T).  Oreshoots typically are 15 - 80 m. long, 0.5 - 4.6 m. wide (1 m. average) and up to 350 m. down plunge.  Shoots are connected by up to 90 m. of barren calcite veinlets, often only .1-.3 mm. wide.

Exploration

Exploration by Bugambilias

Bugambilias began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data have been compiled, digitized and registered to a common UTM grid and elevation model.

Much of the historic data was incorporated into a mapping project conducted by Cascabel for the Mexican Mineral Resources Council (COREMI) in 2000.

Very little in the way of geochemistry and geophysics have been done in the past and much of the future work will be to complete these efforts to define targets for future work.

Environmental Surveys

Old workings and prospect pits dot the surface of the Don Fippi Property.  Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away.

No environmental surveys have been done in the district by Bugambilias.

Mineral Resource and Mineral Reserves

The Don Fippi Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Exploration Program and Techniques

In general, the proposed exploration program has the principal goal of determining whether new geologic information and modern remote sensing techniques can locate blind high-grade native silver pods.  The old system of blind mining should not be necessary, although some of the mentioned targets could be tested by direct mining regardless of the geophysical results.

A two-stage pre-drilling exploration program should be undertaken:  Phase I should begin with continued acquisition and compilation of available data for the district.  This should include careful structural analysis.  This should be followed by detailed surface and underground geologic mapping and analysis.  The field priorities are:

(a)

accurately locate as many old workings as possible with GPS and underground surveying for integration into a district-scale GIS database;

(b)

complete detailed surface mapping of the area above the Roncesvalles Fault to get a better idea of its offset;

(c)

map and sample the quartz-pyrite breccia pipes and evaluate the gold potential;

(d)

map the surface expression of the New Nevada breccia pipe and its possible analogs to the east; and

(e)

visit the Camuchin and Descubridora areas to determine the level of interest and priorities for acquisition and work in those areas.

The surface work should be complemented by underground mapping and sampling.  Some areas in the district will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access.  The Porforio Diaz Tunnel ("PDT") should be cleaned up and re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to "breathe" before underground work commences.  This will be especially important because much subsequent exploration will be underground from the PDT by either drilling or direct heading.  Examination of the upper levels along the Roncesvalles to evaluate the difficulty of rehabilitation should be done once the PDT is reopened.

Recommendations

A Phase I work program should result in definition and refinement of major exploration targets in the district.  These should then be tested with orientation geophysical surveys, followed by more intensive geophysical investigation of the best anomalies developed by the orientation work.  Following is a proposed budget for a Phase I exploration program:

Item	Amount
Logistics: miscellaneous support expenses and equipment (including two metal detectors)	$15,000
Mine rehabilitation	37,500
Geologic mapping (four-man teams for 100 days @ $1,200/day)	120,000
Air photo acquisition	37,500
Geochemical sampling	25,000
Orientation geophysical survey	165,000
Final report and ongoing qualifying reports	20,000
Sub-Total	420,000
VAT (15%)	63,000
Total	$483,000

The Company has commenced this proposed work program. To December 31, 2003, approximately $335,793 has been spent on the Don Fippi Property.

DESCRIPTION OF THE BUSINESS - GUIGUI

The disclosure in this section is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico" prepared for the Company by Wendt.

Property Description and Location

The Guigui Property comprises four exploration and three exploitation claims, as defined by the Mexican mining law, covering approximately 4,553 ha. of land between and south of the East and West Camps of Santa Eulalia Mining District in central Chihuahua State of Mexico (the "Guigui Property" or "Guigui").

It is located 23 kilometers east of Chihuahua City and three kilometers by improved dirt road.  The district occupies the approximate center of the north-northwest elongate, fault-bounded Sierra Santa Eulalia (also called Sierra Santo Domingo) whose peaks rise up to 700 m. above the surrounding plains. Water and power are available locally and are near the property boundary.

The Santa Eulalia District is divided into two portions called the West and East Camps, based on a combination of geography, production, and style of mineralization.  The West Camp lies on the western flank of the range and the East Camp lies on the eastern fringe of the range.  The 2.5 km. wide intervening zone is known as the Middle Camp.  The Middle Camp has numerous mineralized showings and small mines, but has not been systematically explored.  The Guigui Property covers the entire area south of the East and West Camps and a significant portion of the southeastern Middle Camp.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mexican Highway 15, connecting Chihuahua City to Mexico City, runs along the west side of the range, within about 4 km. of the western side of the Guigui Property.  A two-lane paved road cuts off Highway 15 and leads to the town of Santa Eulalia (also known as Aquiles Serdan).  Good quality paved and hard surfaced roads lead north and east from Santa Eulalia to the Buena Tierra, Potosi, and San Antonio Mines, or south into Guigui, which is crossed by a series of well-maintained ranch roads.

Ownership

Cascabel initially filed for the Guigui claims in 1992 and all such claims were subsequently transferred to Coralillo in 2000.  On November 18, 2002, Coralillo granted to Lagartos an option in respect of the Guigui Property.

History

There appears to have been little work done in the Guigui area prior to 1986, except for minor prospecting by unknown individuals.

Work completed between 1991 and 2002 included:

  detailed geologic mapping of the Guigui Property, with emphasis on mapping volcanic stratigraphy, structures cutting the volcanics and alteration.  Geochemical samples were taken of all structures and mineralized outcrops.  This was accomplished via Landsat image analysis, 1:40,000 black and white air-photo analysis, and 1:10,000 scale geologic outcrop mapping.

  geophysical surveys to locate the intrusive centre and to determine the thickness of the volcanic cover.  The surveys included: gravimetrics, ground magnetics, CSAMT (Controlled Source Audio Magneto Tellurics) and NSAMT (Natural Source Audio Magneto Tellurics).

  defining and permitting of drilling targets based on geology, geochemistry and geophysics.  SEMARNAT (Secretaria de Medio Ambiente and Recursos Naturales which is the Secretary of the Environment and Natural Resources) approved 44 drilling sites, with permission for an initial 12-hole program in 1998.  These permits have been renewed annually and remain in effect.

Geological Setting

Geologic work that has been performed on the property consists of detailed geology mapping, geochemical sampling of outcrops, structures, and mineralized areas, geophysical surveys, and permitting of drill targets.

The Santa Eulalia District contains continuous, zoned mineralization and alteration concentrated on the east and west flanks of a southerly-plunging anticline.  Mineralization occurs in the same stratigraphic interval in close temporal and spatial relationship to distinctive felsite sills and dikes.

Exploration efforts to test the mineralized zones have included reconnaissance and detailed geologic and alteration mapping, geochemical sampling, and Gravity, Magnetics and Audio Magneto Tellurics (CSAMT and NSAMT) surveys.

These geologic and geophysical results were the basis for permitting a 6-12 hole-drilling program in 1998.  However, a significant additional area (>400 hectares in the Guigui 2, 3 and 4 claims) has been recently added to the claim package and it is recommended to advance the newly acquired ground to the same level of knowledge prior to drilling.  This should include detailed geologic outcrop mapping with particular attention paid to the areas between Guigui and known mineralization and the approximately 1 km long portion of the San Antonio Graben that lies within Guigui 2.  This mapping should be accompanied by geochemical sampling of all mineralized and altered outcrops.  Additional NSAMT and/or CSAMT geophysical lines should be run over targets identified by the above geologic mapping and consideration should be given to geophysically refining the previously identified targets within Guigui prior to drilling.

Environmental Surveys

The only environmental surveys done on the Guigui Property to date are those required for drill permitting.  These include inventories of floral and faunal species and an assessment of the impact of road building for drilling.

The only surface disturbances in the claim are small prospect pits from which there has been no production and three old fluorite workings.  There are no inherited environmental liabilities from these disturbances.

Drilling

No drilling has been done within Guigui proper.  However, the 12 initial targets permitted for Advanced Projects remain to be drilled.  The permits are in the name of Cascabel and have been renewed annually since 1998.

Recommendations

Existing Guigui Drill Targets

Six major targets have been identified and permitted within the Guigui Property.  The overall program is based on projection into Guigui of the mineralization vectors from the known mining areas, the AMT data, and alteration distribution.  The CSAMT data indicate that the tops of the conductors are not more than 350 m. deep, but they should be drilled to a depth of 450 - 500 m.  Further, if the CSAMT data do not reflect the depth to the tops of the conceptual targets (or if they are altogether misleading), either hole 1 or 2 should be drilled to a 800 - 1000 m. depth to determine if intrusive rocks with associated skarn exist in this geologically indicated target area.  The hole locations are based on a combination of geology,

CSAMT/AMT, magnetics, gravity.  The targets lie greater than 300 m. below the surface and are controlled by high angle features, which, combined with topography, means angle holes are required to test the targets effectively.  Many appear to reflect multiple parallel structures so the exploration program was designed so that the holes will cut several of these structures, lengthening the drill hole depth.   Sections for each hole have been generated.  Total of the exploration drilling needed to test the known targets is 4,250 meters.

Recommended Work Program and Budget

Following the above considerations, it is recommended that the first exploration phase focus on mapping, sampling and geophysics in the Guigui 2, 3 and 4 claims and adjoining portions of Guigui.  Drilling the best targets in the combined areas should follow this.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics and support	$5,000
Field Mapping (2 man teams for 60 days)	35,000
Sampling	10,000
Geophysical line preparation	10,000
Geophysics	165,000
Final report and ongoing quality reporting	20,000
Sub-Total	$245,000
Value Added Tax (VAT) @15%	$36,750
Total	$281,750

The Company has commenced the mapping portion of this program. To December 31, 2003, approximately $558,456 has been spent on the Guigui Property. A Phase II program will build on the work done during Phase I. The Phase I data will direct the exploration for Phase II.

Testing the six proposed targets will require 4,250 m. of drilling at an estimated cost of $850,000.  Drilling can commence immediately within Guigui.  Minor permit expansion and refiling will be necessary for Guigui 2, 3, and 4.  The following general drilling budget is proposed for Phase II:

Item	Amount
Logistics and support	$5,000
Road work	20,000
Drilling and support for 4,250 meters of drilling @ $200 per meter	850,000
Assaying	20,000
Environmental remediation and review	40,000
Final report and ongoing quality reporting	20,000
Sub-Total	955,000
Value Added Tax (VAT) @15%	143,250
Total	$1,098,250 (1)

Note: (1)

The Company only intends to incur such expenditures as Lagartos is contractually required to incur, which during the first 12 months is an option payment of US$50,000 on Exchange acceptance (which has been paid) and expenditures of US$100,000 by April 21, 2004. In order to incur all of the expenditures recommended in Phase II, the Company will have to raise further financing.

NONE OF THE MINERAL PROPERTIES IN WHICH THE COMPANY HOLDS AN INTEREST ARE KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5. Operating and Financial Review and Prospects.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's main objective is to acquire mineral properties, finance their exploration and, if warranted, develop and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  The Company is aiming to develop its properties to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred resource property expenditures of $1,394,153 at September 30, 2003 compared to $116,552 at December 31, 2002 and $Nil at December 31, 2001.  During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development  (See Item 4. Information on the Company).  In August 2002, the Company entered into an agreement to acquire mineral properties and an operating subsidiary in Mexico.  During 2003, the Company commenced the exploration of its mineral properties in Mexico.  This commencement of business in Mexico resulted in the Company incurring the deferred resource property expenditures described above.  The recoverability of the deferred expenditures is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labour and capital costs.  We cannot assess the monetary impact of these factors at the current stage of our properties.  The dollar amounts shown as mineral property interests are direct costs of maintaining and exploring properties.  These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of our properties.  Although we have been successful in the past in raising funds, there is no assurance that we will be able to raise the necessary funds to meet our funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall affect upon the Company vary greatly and are not predictable.  See Item 3. Key Information - Risk Factors.

Operating Results

The discussion and analysis in this section compares the operating results of the nine month period ended September 30, 2003 to the nine month period ended September 30, 2002, the year ended December 31, 2002 to the year ended December 31, 2001, and the year ended December 31, 2001 to the year ended December 31, 2000 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17. Financial Statements.  At the present time, the Company's expenses consist of primarily mineral property expenditures, professional fees, listing and sustaining fees, and general and administrative expenditures.   The Company presently has no production from its mineral properties and has no significant revenue items.

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

Interest income for the nine months ended September 30, 2003 amounted to $47,317 as compared to $605 for the same period in 2002.  Cash on hand during 2002 was low and as a result, interest income was likewise low.  During the first quarter of 2003, the Company was actively pursuing the completion of a Qualifying Transaction and a financing by way of a public offering in Canada.  The acquisition of Lagartos was completed on January 15, 2003 and commencing on this date, the Company has consolidated Lagartos' financial position and results of operations in its financial statements. The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico.  Expenses for the nine months ended September 30, 2003 totalled $582,383, compared to $50,886 for the same period in 2002.  The Company was not very active in the first half of 2002.  Increased activity levels combined with the filing of the Company's Qualifying Transaction and Prospectus in April 2003 caused the Company to incur higher costs in the first half of 2003.  In particular, accounting, legal and filing fees were much higher than in prior periods.  Significant expense items in the first three quarters of 2003 were Accounting and Audit - $64,570 (2002 - $3,244); Legal - $79,844 (2002 - $19,644); Travel - $81,761 (2002 - nil); Filing Fees paid to the Exchange and the British Columbia Securities Commission - $48,360 (2002 - $22,888); Management and Consulting fees - $156,459 (2002 - nil) and Shareholder Relations - $39,692 (2002 - nil).  Other items related to general and administrative categories totalled an aggregate amount of $111,697 (2002 - $2,033).  Of the $156,459 incurred for Management and Consulting fees during the nine-month period, $72,683 was paid to the Company's President.  His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities.  The balance of $83,776 was paid to arm's length consultants for services related to legal contract completions, project management, corporate administration and general services. The legal fees related to the completion of the Company's Qualifying Transaction and the travel expenses primarily related to visiting the Company's properties in Mexico.

The commencement of business activities in Mexico during 2003 resulted in the Company incurring resource property expenditures for acquisitions and exploration programs.  Mineral property expenditures for the nine-month period totalled $1,394,153 as compared to $Nil for the same nine-month period in 2002.  Mineral property acquisition costs of $1,222,114 were incurred in the first nine months of 2003.  Of this amount, $530,000 was incurred by the issuance of 700,000 shares at a price of $0.50 per share and 200,000 shares at the price of $0.90 per share,  while the balance was paid in cash.  For the same period in 2002 acquisition costs were $Nil.  Exploration expenditures for field work in Mexico for the nine month period totalled $502,981 as opposed to $Nil for the same period in 2002.  During the first nine months of 2002, the Company was not actively exploring any mineral property.

On July 16, 2003, the Company acquired 100% of the issued and outstanding shares of Lexington Capital Group Inc. whose main asset is its indirect interest in the Juanicipio 1 claim that encompasses the Juanicipio Property.  Under the terms of the acquisition agreement, MAG paid the vendor US $250,000 and issued 200,000 shares of its common stock at a price of $0.90 per share.  By making this acquisition the Company is now in a position to eliminate the future option payment and work commitments relating to the Juanicipio Property.  (See Item 4. Information on the Company - Description of the Business – The Juanicipio Property).

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Interest income earned for the year has been reduced to $905 (2001 – $8,810) due to a substantial reduction in cash for most of the fiscal year.

Accounting fees were higher than in the prior year as a result of the Company's reporting issuer status as a result of its initial public offering and its preparation for the completion of a Qualifying Transaction and  public offering in 2003.  Likewise, higher filing and transfer agent fees of $29,166 (2001 – $7,925) also relate to the Qualifying Transaction and public offering.  Filing fees of $6,486 were paid in 2002 to the Exchange regarding the Lagartos transaction.  Finance and due diligence fees in the amount of $17,113 were paid to Raymond James Ltd. which had agreed to act as Agent for the Offering.  A further $936 was paid to the Exchange as a private placement filing fee.

Legal fees in the amount of $58,849 (2001 – $16,100) have been incurred during the year, $6,014 of which was unpaid and owing at year-end.  The increased legal activity relates primarily to the Lagartos transaction and the Qualifying Transaction and public offering that was completed in 2003.

The Company has now concluded its involvement with its proposed investment in ADMC and has written off the remaining balance of $3,662 (2001 – $248,758) after receiving $16,338 in proceeds from the disposition of the ADMC assets.  The Company had originally estimated receiving $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2002 the Company incurred a loss of $122,631 ($0.08 per share) compared to the 2001 loss of $279,639 ($0.19 per share).  As discussed above, the most significant influence on the 2001 loss was attributable to the write off of $248,758 in operational advances to ADMC.

Expenditures for resource property interests in the year 2002 totalled $116,252 as compared to $Nil for 2001 and related principally to an initial option payment in the amount of US$50,000 (CDN$78,750) funded by the Company on behalf of Lagartos in connection with the Juanicipio Property.  The Company also advanced Lagartos $113,139 in working capital in 2002.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Interest income earned for the year 2001 was lower at $8,810 as compared to $13,425 for the preceding year due to a reduction in cash on hand and lower interest rates for most of the fiscal year.

Accounting fees of $11,080 for the year are comparable to $11,420 for the preceding year.  Filing and transfer agent fees in 2001 of $7,925 were higher than the $3,154 recorded in the preceding year due to an increase in regulatory filings related to the Company's public listing.

Legal fees in the amount of $16,100 have been incurred during the year, as compared to $3,165 in the preceding year.  Of these fees, $12,377 remained unpaid and owing at year-end.  The increase in 2001 related to the Company's new status as a reporting issuer and its efforts to complete a Qualifying Transaction with ADMC.

The Company concluded its involvement with its proposed investment in ADMC in 2001 and wrote off $248,758 relating to the transaction in 2001.  No such write off occurred in the preceding year.  The Company estimated it would receive $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2001 the Company incurred a loss of $279,639 ($0.19 per share) compared to the 2000 loss of $5,641 ($0.00 per share).  As discussed above, the most significant influence on the 2001 loss was attributable to the $248,758 loss arising from the ADMC transaction.

Expenditures for resource property interests in the years 2001 and 2000 were nil.  Apart from the ADMC transaction, acquisition costs and advances were nil for both 2001 and 2000.

Liquidity and Capital Resources

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

Cash and cash equivalents at September 30, 2003 amounted to $4,402,571 compared to $167,276 at December 31, 2002, the increase from December 31, 2002 primarily being the result of the issuance of 11,500,000 units of the Company for gross proceeds of $5,750,000 and warrants being exercised. Cash expenditures during the nine months ended September 30, 2003 resulted primarily from ongoing general and administrative expenses and costs related to the Qualifying Transaction and offering completed in April 2003, the acquisition of Lagartos and mineral property expenditures.

Accounts payable and accrued liabilities relating to legal fees ($2,530), finance fees, agency fees and mineral property expenditures totalled $126,832 at September 30, 2003.

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from its public offering of 11,500,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from closing.  The Agents for the offering, Raymond James Ltd. and Pacific International Securities Inc., were granted warrants to purchase up to 1,150,000 shares of the Company at a price of $0.50 exercisable for a period of two years from the date of closing.  Commissions on the offering were paid to the Agents consisting of 10,000 shares and $460,000.  Corporate finance fees, legal fees and disbursements related to the offering totalled approximately $140,500.  Net proceeds to the Company from this financing were approximately $5,149,500.  Subsequent to the completion of this financing the Company has sufficient free working capital to meet present requirements and execute its business plan.  However, there is no assurance that additional funding will be available to the Company and the Company may again become dependent upon the efforts and resources of its directors and officers for future working capital.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash at December 31, 2002 amounted to $167,276, an increase of approximately $76,300 over the prior year's balance of $90,904.  Cash had been depleted during 2002 in part due to ongoing general and administrative expenses.  Cash increased as a result of two private placements that occurred in September and December of 2002.

Deferred financing fees at December 31, 2002 relate to amounts paid to Raymond James Ltd. pursuant to its agreement to act as Agent for the Company's public offering in April 2003.  A pre-payment in the amount of $7,500 was made towards Raymond James Ltd.'s internal costs and legal costs.  Management encourages the reader to refer to the description of its business above for information relating to transactions by the Company in relation to Lagartos.

The Company paid $78,750 (US$50,000) in connection with its acquisition of Lagartos during the fiscal year ending December 31, 2002.  Subsequent to the year-end, the Company paid the remaining $7,500 (US$5,000) owing to acquire a 99% registered and 100% beneficial interest in Lagartos.  During the year ended December 31, 2003, the Company made $65,634.74 (US$47,509) in payments to the government of Mexico toward mining taxes owed in respect of properties held under option by Lagartos.  Further, as at December 31, 2002 the Company has paid fees totalling $37,802 to mining consultants and geologists to prepare technical reports on the Mexican mineral properties.  These technical reports provide a detailed review and analysis of the properties in question prepared by a recognized "Qualified Person" in a form compliant with Canadian Securities Administrator's National Policy 43-101 and the requirements of the British Columbia Securities Commission.  The primary purpose for reports of this nature is to utilize the skills and experience of a Qualified Person to provide comfort and certification that the properties in question are fairly and accurately disclosed and represented in the public domain by an issuer based on a formalized and stringent set of technical requirements.  The Qualified Person is also required to provide an opinion as to whether or not further work is recommended to be carried out on the property.  The technical reports prepared for the Company were filed with the Exchange and the British Columbia Securities Commission in relation to the Company's April 2003 Qualifying Transaction and public offering in Canada.

Current liabilities of the Company at December 31, 2002 consisted of amounts owing for legal services, consulting services, transfer agent fees and some office expenses.  The largest amount owing was for legal services provided during the period from October to the end of December in the aggregate amount of $22,124.

The Company issued 2,400,000 special warrants in consideration for cash of $375,000 during the year ended December 31, 2002, which give the holders the right to convert them into common shares and common share purchase warrants for no additional consideration. Each common share purchase warrant is exercisable into one common share of the Company at exercise prices between $0.20 and $0.40 expiring between September 2004 and December 2004.

Option payments, exploration expenditures, taxes and maintenance expenditures for the Company's Juanicipio Property are estimated at $1,202,872 (after the acquisition of Lexington Capital Group Inc. in July 2003 eliminated the requirement to make option payments to Minera Venus S.A. de C.V.) to the end of 2004.  Option payments, exploration expenditures, taxes and maintenance expenditures for the Company's Don Fippi Property are estimated at $661,000 to the end of 2004.  Option payments, exploration expenditures, taxes and maintenance expenditures for the Company's Guigui Property are estimated at up to $467,674 to the end of 2004.  General and administrative expenditures to April 2004 are estimated at $275,000 and to the end of 2004 are estimated at $482,000.  These estimated expenditures to the end of 2004 total $2,813,546.  After the April 15, 2003 public offering, and accounting for outstanding costs and the working capital deficiency at the time of closing, a balance of unallocated working capital amounting to $2,127,909 remains to partially satisfy the Company's ongoing financial commitments.  The Company estimates that its existing working capital is sufficient to satisfy the Company's cash requirements until the end of 2005.

The Company has no plans for further financings or offerings at the present time.  In the event that the Company requires additional working capital, it will most likely issue equity to raise those funds.  Should the Company require additional financing, and should it fail to raise those funds, the Company might then fail to meet its ongoing option payment, tax and exploration expenditure commitments, resulting in jeopardy to the Company's tenure and title to or interests in its properties.  In the event the Company should face such a situation, the Company would seek to option its mineral properties to third parties on favourable terms, or liquidate its assets in an orderly fashion.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Company had $76,876 in working capital as at December 31, 2001 compared to $376,515 at December 31, 2000.  The decrease is related primarily to the Company's advances to ADMC in 2001, which were subsequently written off.  There were no other significant investing or financing activities.

The Company does not have any material commitments for capital expenditures.

Research and Development, Patents and Licenses

This section is not applicable to the Company.

Trend Information

Other than the obligations under the Company's property option agreements set out in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2004. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2004, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

This section is not applicable to the Company.

Tabular Disclosure of Contractual Obligations

Contractual Obligations*	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	US$4,500,000	US$300,000	US$2,000,000	US$2,200,000	Nil
Guigui Property	US$3,000,000	US$150,000	US$1,650,000	US$1,200,000	Nil
Sierra de Ramirez Property	US$2,255,000	US$130,000	US$550,000	US$1,575,000	Nil
Adargas Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
Cinco de Mayo Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
TOTAL	US$13,755,000	US$980,000	US$5,600,000	US$7,175,000	Nil

* A description of the written agreements pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business Overview.

Lagartos

Lagartos was incorporated in September 2001 and commenced operations in June 2002 when negotiations commenced leading to the Juanicipio Agreement.  Lagartos then entered into the Don Fippi Agreement and the Guigui Agreement.  The results of operations of Lagartos are consolidated into the financial statements of the Company commencing January 15, 2003.

Critical Accounting Policies

The Company's accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062.  CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment.  Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment.  Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above.  A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life.  Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting.  If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $470,000 lower at September 30, 2003 (2002 - $Nil) and Amortization expenses would have been $470,000 higher for the nine months ended September 30, 2003 (2002 - $Nil; 2001 - $Nil; period from April 21, 1999 to September 30, 2003 - $470,000).

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment.  This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by the Company and others in the related area of interest and any changes in the status of the property.  When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from a sale or assignment of rights.  When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, the Company also refers to the other factors relevant for companies in the extractive industries.  These factors include unfavourable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located.  Furthermore, the Company concludes an event of impairment has occurred when any of the following conditions exist:

a.

the Company's work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;

b.

exploration results are not promising and no more work is being planned in the foreseeable future; or

c.

remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment.  The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights.  The latter will often be indicated by offers that the Company or others have received for exploration rights in the same or similar geological area.  In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the writedown is the entire carrying value of the interest.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as development costs.  When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method.  Furthermore, under recent SEC guidance, the costs of acquisition of mineral property rights are considered intangible assets and should be amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets. As a result, under U.S. GAAP, the Company is amortizing the cost of the mineral property rights acquired in the Lagartos transaction on a straight line basis over a period of 15 to 31 months.

Under US GAAP, the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets.  The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

The Company's financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.

Differences between Canadian and United States Generally Accepted Accounting Principles

During the nine months ended September 30, 2003, net loss under Canadian GAAP was $535,066 compared to a net loss of $2,961,417 under US GAAP.  The difference relates to the expensing of exploration costs of $1,356,351 under US GAAP which are capitalized as part of resource property interests under Canadian GAAP, the recording of amortization expense of $470,000 related to mineral property rights acquired from Lagartos and the recording of compensation of $600,000 relating to shares held in escrow for which the conditions of their release have been satisfied during the period.

During the year ended December 31, 2002, net loss under Canadian GAAP was $122,631 compared to a net loss of $160,433 under US GAAP. The difference relates to the expensing of exploration costs of $37,802 under US GAAP.

There were no differences in the Company's financial statements between Canadian GAAP and US GAAP for the years ended December 31, 2001 or 2000.

Under Canadian GAAP, exploration costs are capitalized until such time as management determines that the value of the resource properties are impaired or commercial production of the mineral resource properties commences. Under US GAAP, exploration costs are not capitalized until a feasibility study has been completed indicating the presence of economically mineable reserves.

Under US GAAP, costs of acquiring mineral property rights are considered intangible assets and are amortized over their estimated useful life which in the Company's case is the estimated period required to develop or further explore the mineral assets.

Under US GAAP, the satisfaction of conditions for the release of escrow shares is compensatory in nature.  Under Canada GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them.  Each director's term of office expires at the next annual general meeting of shareholders.

All of our directors and senior management own, as a group, 1,731,300 shares or 7.3% of all of the outstanding shares as at March 31, 2004.

Name, Age and Position Held	Director since	Principal Occupation During the Past Five Years
George Young, 52 Director, President and Chief Executive Officer	March 31, 2003

April 2003 to present, President of the Company; Attorney with Pruitt Gushee & Bachtell from March 1998 to November 2002; previously Chief Executive Officer of Oro Belle Resources Corporation from September 1996 to March 1998

David G.S. Pearce, 48 Secretary, Director and Audit Committee Member	June 11, 1999

1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties

Eric H. Carlson, 45 Director and Audit Committee Member	June 11, 1999

1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.

R. Michael Jones, 40 Director and Audit Committee Member	March 31, 2003	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.
Frank Hallam, 43 Chief Financial Officer	N/A

Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer of Platinum Group Metals Ltd.; 1998 to present, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers)

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

George S. Young (Age 52)

Mr. Young is the Company's President and Chief Executive Officer.  Mr. Young is an attorney and engineer by profession, formerly practicing law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah.  He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah and began his career at Kennecott Copper Corporation involved in the construction and start-up of a new copper smelter and later as general counsel and in management of major mining corporations and utilities.  Previous positions include the President, CEO and Director of Oro Belle Resources Corporation and General Counsel for Bond International Gold, Inc. Mr. Young is also currently a director of Bell Coast Capital Corp., an exploration company with properties in Mongolia, is a director and president of Palladon Ventures Ltd., an exploration company with properties in Southern Argentina and is a director and officer of Fellows Energy Limited.

Mr. Young will devote approximately 85% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 48)

Since 1982, Mr. Pearce has been President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada. Mr. Pearce co-founded, jointly with Robert C. Thornton, Mega Entertainment Corp., a subsidiary of Mega Capital Corp., which had video retail operations in 29 locations and was sold to Rogers Cable in June 1994. Mr. Pearce has also been President of Palmer Beach Properties Inc. since January 1990, which is an investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of both Function Gate Hardware Ltd., which owns and operates a home hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler, British Columbia.

Mr. Pearce has been a director of Kruger Capital Corp., a public company listed on the Exchange and involved in ownership and financing of commercial real estate since December 1992.

Mr. Pearce devotes approximately 10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Eric H. Carlson (Age 45)

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. ("Anthem") since July 1994.  Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States.  Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Carlson devotes approximately 10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

R. Michael Jones (Age 40)

Mr. Jones graduated from the University of Toronto in 1985 with a Bachelor of Applied Sciences Degree in Geological Engineering. He is a professional engineer licensed in Ontario, Canada. He has worked in the mining industry since 1985 and is currently the President of Platinum Group Metals Ltd. His experience includes exploration and mining development and production in public companies since 1985.

Mr. Jones devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Frank R. Hallam (Age 43)

Mr. Hallam is a former auditor with Coopers and Lybrand (now PricewaterhouseCoopers). He has extensive experience at the senior management level with several publicly-listed resource companies.  Mr. Hallam is the former President, CEO and director of New Millennium Metals Corp. In addition to serving as Chief Financial Officer and director of the Company, Mr. Hallam serves as the Chief Financial Officer and director of Platinum Group Metals Ltd. and of Derek Resources Corporation.

Mr. Hallam devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Compensation

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.  Certain information about payments to particular officers and directors is set out in the following table:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen- sation ($)
George S. Young President and CEO	2003 2002 2001 2000 1999	$92,325 Nil Nil Nil Nil	$5,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	225,000 (4) Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
David G.S. Pearce Secretary and Director; Former President and CEO	2003 2002 2001 2000 1999	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	125,000 (5) Nil Nil Nil 100,000 (3)	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Eric H. Carlson Director; former CFO	2003 2002 2001 2000 1999	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	125,000(5) Nil Nil Nil 100,000 (3)	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
R. Michael Jones Director	2003 2002 2001 2000 1999	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	$1,362 Nil Nil Nil Nil	225,000(4) Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Notes:

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.  No SARs have been issued by the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

These Options are exercisable at a price of $0.20 each until April 19, 2005.

(4)

Of these options, 175,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

(5)

Of these options, 75,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

George Young currently receives US$6,000 per month for services rendered in his capacity as the President of the Company.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on March 31, 2003.  Each of the directors continues to serve until the next meeting of shareholders to be held in 2004 unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).  Our directors are appointed annually at the annual general meeting of shareholders.  Our officers are elected by the board and serve at the board's pleasure. We have not entered into service contracts with any of our directors.  We have not formed a compensation committee.  The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets once per quarter. The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.

Employees

As of March 31, 2004, we had a total of one full-time and six part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Share Ownership

Name and Title	Share Ownership (1)	% Share Ownership
George S. Young Director, President and Chief Executive Officer	545,000	2.30%
David G.S. Pearce Director, Secretary and Audit Committee Member	867,500	3.67%
Eric H. Carlson Director and Audit Committee Member	896,800	3.79%
R. Michael Jones Director and Audit Committee Member	412,500	1.74%
Frank Hallam Chief Financial Officer	75,000	0.32%
All Directors and Senior Management as a group	2,796,800	11.82%

Notes:
(1)

As of April 22, 2004, including options described in the table below as well as all warrants to purchase common shares of the Company.

Stock Options

At the Company's annual general meeting held on March 31, 2003, shareholders adopted the Company's 2003 Stock Option Plan (the "Stock Option Plan").  The effective date of the Stock Option Plan is February 24, 2003, being the date the Board approved the Stock Option Plan, and it will terminate February 24, 2013. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant. The Stock Option Plan will be administered by a stock option committee (the "Committee") of the Company's Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a "Tier 1" company listed on the TSX Venture Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

The following options of the Company are presently outstanding:

Name	Position with the Company	Number of Common Shares under Option	Exercise Price	Expiry Date
George S. Young	Director, President and Chief Executive Officer	175,000 50,000 225,000	$0.50 $0.70	April 22/08 May 12/08
David G.S. Pearce	Director, Secretary and Audit Committee Member	100,000 75,000 50,000 225,000	$0.20 $0.50 $0.70	April 19/05 April 22/08 May 12/08
Eric H. Carlson	Director and Audit Committee Member	75,000 50,000 125,000	$0.50 $0.70	April 22/08 May 12/08
R. Michael Jones	Director	175,000 50,000 225,000	$0.50 $0.70	April 22/08 May 12/08
Grace To	Consultant	75,000 50,000 125,000	$0.50 $0.70	April 22/08 May 12/08
Frank Hallam	Chief Financial Officer	75,000	$0.70	May 12/08
Marshall House	Consultant	30,000	$0.70	May 12/08

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at March 31, 2004, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

Title of Class	Identity of Holder	Date	Number of Common Shares	Percentage of Beneficially Owned
Common Shares	The Prudent Bear Fund, Inc.	March 31/04	2,000,000	8.5%

United States Shareholders

As of March 31, 2004 we had 24 registered shareholders with addresses in the United States representing 9.24% of the then issued and outstanding shares.  In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

In October 1999, the Company raised $150,000 through the issuance of 1,500,000 Common Shares at the price of $0.10 per share to its directors and officers as follows:

Name of Beneficial Shareholder	Number of Common Shares
Dave Pearce, Director and Officer	500,000 (1)
Eric H. Carlson, Director	500,000 (2)
Robert C. Thornton, Former Director	300,000 (3)
James Speakman, Former Director	100,000 (4)
James L. Heppell, Former Officer	100,000 (5)
Total	1,500,000

Notes:

(1)

Of these shares, 400,000 are registered in the name of Palmer Beach Properties Inc. ("Palmer") and 100,000 are registered in the name of Mr. Pearce directly.  Palmer is a company beneficially owned by David Pearce, his wife and The Pearce Family Trust, the beneficiaries of which are Mr. Pearce's three children.

(2)

These shares are registered in the name of Carmax Enterprises Corporation ("Carmax"), a company beneficially owned by The Carlson Family Trust, the beneficiaries of which are Mr. Carlson, his wife and two children.

(3)

These shares are registered in the name of Mr. Thornton directly.

(4)

Of these shares, 20,000 are registered in the name of James Speakman and 100,000 are registered in the name of Trenton Developments Ltd. ("Trenton"), the principal of which is the Speakman Family Trust, a trust established for the benefit of Mr. Speakman's wife and three children. Mr. Speakman is a former director of the Company.

(5)

These shares are registered in the name of Free Spirit Investments Ltd. ("Free Spirit"), a private company owned by Mr. Heppell and his wife.  Mr. Heppell is a former officer of the Company.

The above-described 1,500,000 Common Shares are held in escrow under an agreement dated November 9, 1999. The terms of the escrow agreement provide that the Common Shares held in escrow are subject to the direction and determination of the Exchange.  Specifically, escrowed shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the consent of the Exchange. The escrow agreement provides that the Common Shares will be released from escrow on a pro rata basis as to one-third on each of the first, second and third anniversaries of the completion by the Company of the Qualifying Transaction (which occurred on April 15, 2003). Pursuant to the policies of the Exchange, in the event a holder of Common Shares held in escrow ceases to be a principal of the Company, the securities held by the escrow holder will continue to be released as set out above.  Upon the death of an escrow holder, the securities held by the escrow holder will be released from escrow and the escrow agent, Pacific Corporate Trust Company, will deliver all certificates evidencing such securities to the legal representative of the deceased escrow holder. In the event of bankruptcy of an escrow holder, the securities held by the escrow holder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Shares subject to escrow will be cancelled if not released within 10 years of the date of the escrow agreement.

On September 9, 2002, the Company raised $150,000 through the issuance of 1,500,000 First Special Warrants by way of a private placement at the price of $0.10 per First Special Warrant.  On April 3, 2003, each First Special Warrant was exchanged into one Common Share of the Company and one First SW Warrant which entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.20 until September 9, 2004.  The following persons participated in the private placement of First Special Warrants:

Name of Related Party and Relationship	Number of First Special Warrants
Carmax Enterprises Corp. (Eric Carlson, Director, is a principal)	145,000
Frontier Financial Services Inc. (Gregory Dennie, Former Secretary, is a principal)	200,000

David Pearce (Director)	100,000
Trenton Developments Ltd. (James Speakman, Former Director, is a principal)	50,000
599143 B.C. Ltd. (R. Michael Jones, Director, is a principal)	50,000

On December 20, 2002, the Company raised $225,000 through the issuance of 900,000 Second Special Warrants by way of a private placement at the price of $0.25 per Second Special Warrant.  On April 3, 2003, each Second Special Warrant was exchanged for one Common Share of the Company and one-half of one Second SW Warrant which entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.40 until December 20, 2004.  The following persons participated in the private placement of Second Special Warrants:

Name of Related Party and Relationship	Number of Second Special Warrants
Karen Carlson (wife of Eric Carlson, Director)	64,000
Barbara Pearce (wife of David Pearce, Director)	50,000
David Pearce (Director)	34,000
Robert Thornton (former Director)	16,000
Magallenes, S.A. (George Young, Director & President, is a principal)	20,000

George Young received 250,000 common shares of the Company and R. Michael Jones received 50,000 common shares of the Company as finders fees in connection with the Company's acquisition of Lagartos, which shares are also held in escrow under an agreement dated April 8, 2003. These shares are released from escrow as to 10% on April 21, 2003 and 15% each six months thereafter so that all such shares will be released by April 21, 2006.  The Company priced these shares at $0.50 per share.

Included in accounts payable at September 30, 2003 is Nil (December 31, 2002 - $8,931; December 31, 2001 - $Nil) payable in respect of management services provided to Platinum Group Metals Ltd., a public company of which R. Michael Jones is an officer, director, employee and shareholder, and Frank Hallam is a director.

George Young owes the Company $569 at September 30, 2003 for travel advances received but not spent at the quarter end.

For the nine month period ended September 30, 2003, George Young, the Company's President, received $72,683 in compensation for legal and management services, R. Michael Jones received $3,162 for consulting services, and Frank Hallam received $1,600 for consulting services.

During the nine months ended September 30, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company, which loan has been fully repaid, as well as $12,500 related to interest.  The shareholder who made the loan was Brazfin Investments Ltd. of 520 Southborough Dr., West Vancouver, British Columbia, Canada V7S 1M1.  At the time the loan was made, Brazfin Investments Ltd. owned 500,000 shares of the Company as well as 400,000 share purchase warrants exercisable at $0.20 per share until September 9, 2004 and 50,000 share purchase warrants exercisable at $0.40 per share until December 20, 2004.

Interests of Experts and Counsel

None of the Company's named experts or counsellors were employed on a contingent basis, owns an amount of shares in the Company or of its subsidiaries which is material to that person, or has a material, direct or indirect economic interest in the Company.

ITEM 8.            FINANCIAL INFORMATION

Financial Statements

Our audited financial statements for each of the years in the three year period ended December 31, 2002, including our consolidated balance sheets, the consolidated statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are included in this Form 20-F.

The audited financial statements of Lagartos for the year ended December 31, 2002 and the period from September 7, 2001 to December 31, 2001, including the balance sheets and the statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are also included in this Form 20-F.

The audited consolidated financial statements of Lexington Capital Group Inc. for the period from July 22, 2002 to June 30, 2003, including the balance sheet, and statements of operations, of shareholders' equity, and of cash flows and the notes to those statements and the auditor's report thereon are also included in this Form 20F.

The unaudited pro forma consolidated balance sheet as at September 30, 2003 and statements of loss of the Company for the nine months ended September 30, 2003 and the year ended December 31, 2002 and the notes to those statements are also included in this Form 20F. These unaudited pro forma consolidated statements have been prepared by management of the Company to give effect to the combination of the Company, Lagartos, Lexington Capital Group Inc. and related transactions on the basis of the assumptions described in the notes to the unaudited pro forma consolidated financial statements.

Significant Changes

Since December 31, 2002, the Company has completed its acquisition of Lagartos on January 15, 2003, completed its Qualifying Transaction on April 15, 2003 and commenced exploration on the Juanicipio Property.

ITEM 9.       THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the Exchange (symbol:  MAG) since April 19, 2000.  Since then, the high-low stock range has been between $0.04 and $2.65.  The closing price of our common shares on March 31, 2004 was $2.15.

The annual high-low ranges for our common shares on the Exchange since 2000 are set out below, as well as the quarterly high-low range for the last two financial years.

Year	High	Low
2003	$2.65	$0.48
2002	$0.17	$0.04
2001	$0.35	$0.05
2000	$0.70	$0.20
2003	High	Low
1st Quarter	(1)	(1)
2nd Quarter	$0.77	$0.48
3rd Quarter	$1.75	$0.70

4th Quarter	$2.65	$1.39
2002	High	Low
1st Quarter	$0.17	$0.07
2nd Quarter	$0.15	$0.05
3rd Quarter	$0.16	$0.04
4th Quarter	(1)	(1)

(1)

The shares of the Company were halted from trading from August 2002 until April 2003 pending the completion of a Qualifying Transaction.

The monthly high-low ranges for our common shares on the Exchange since October 2003 is set out below.

Month	High	Low
March	$2.18	$1.95
February	$2.32	$2.00
January	$2.45	$2.00
December	$2.65	$1.68
November	$2.55	$1.89
October	$2.00	$1.39

At March 31, 2004, we had 23,058,245 common shares issued and outstanding and held by an estimated 38 owners of record.

The Company has not applied for listing on any American stock exchange.

ITEM 10.    ADDITIONAL INFORMATION

Share capital

Our authorized capital consists of 1,000,000,000 common shares without par value of which 20,772,440 Common Shares were issued and outstanding as at September 30, 2003, 23,093,995 Common Shares were issued and outstanding as at December 31, 2003 and 23,658,245 Common Shares were issued and outstanding as of March 31, 2004.

On October 5, 1999, the Company issued 1,300,000 common shares to the founders of the Company at the price of $0.10 per share in order to raise seed capital.  A further 200,000 common shares were issued at the price of $0.10 per share on October 27, 1999.

On April 19, 2000, the Company issued 1,500,000 common shares at the price of $0.20 per share pursuant to a public offering by way of a prospectus in British Columbia.

On September 9, 2002, the Company issued 1,500,000 First Special Warrants by way of a private placement at the price of $0.10 per First Special Warrant.  The Company had reserved an additional 1,500,000 Common Shares in anticipation of the exercise of the First SW Warrants.

On December 20, 2002, the Company issued 900,000 Second Special Warrants by way of a private placement at the price of $0.25 per Second Special Warrant.  The Company had reserved an additional 450,000 Common Shares in anticipation of the exercise of the Second SW Warrants.

On February 3, 2003, the Company issued 20,000 shares at the price of $0.20 per share pursuant to the exercise of options.

On April 3, 2003, the Company issued 1,500,000 Common Shares for no additional consideration pursuant to the exercise of the First Special Warrants.

On April 3, 2003, the Company issued 900,000 Common Shares for no additional consideration pursuant to the exercise of the Second Special Warrants.

On April 15, 2003, the Company issued 11,500,000 Common Shares at the price of $0.50 per share pursuant to a public offering by way of a prospectus in British Columbia, Alberta and Ontario.

On April 22, 2003, the Company issued 500,000 Common Shares at the deemed price of $0.50 per share as a finders' fee in connection with its acquisition of Lagartos.

On April 22, 2003 the Company issued 100,000 Common Shares at a price of $0.50 per share to Bugambilias in connection with acquisition of the Don Fippi Property and reserved an additional 2,000,000 Don Fippi Shares.  On April 22, 2003 the Company issued 100,000 Common Shares at a price of $0.50 to Coralillo in connection with the acquisition of the Guigui Property and reserved an additional 2,000,000 Guigui Shares.

On July 17, 2003, the Company issued 200,000 Common Shares at the deemed price of $0.90 per share for a total deemed value of $180,000 in connection with its acquisition of Lexington Capital Group Inc.

The following is a reconciliation of our share issuances for the last three fiscal years:

	Common Shares Issued
	Number of Shares	Amount
Seed Shares	1,500,000	$150,000
Public Offering	1,500,000	$300,000
Options	240,000	$76,800
First Special Warrants	1,500,000	$150,000
Second Special Warrants	900,000	$225,000
Public Offering	11,500,000	$5,750,000
Agent's Administration Shares	10,000	$5,000
Finders' Fee Shares	500,000	$250,000
Acquisition of Don Fippi Property	100,000	$50,000
Acquisition of Guigui Property	100,000	$50,000
Acquisition of Lexington Capital Group Inc.	200,000	$180,000
Share Issuance Costs and Fees	---	($700,012)
Exercise of Warrants	5,608,245	$3,243,359
Balance March 31, 2004	23,658,245	$9,730,147

On April 15, 2003, the Company issued warrants entitling the holders to purchase up to 5,750,000 Common Shares of the Company at the price of $0.75 per share until April 15, 2004.  In April 2003, the Company also issued Agent's Warrants entitling the holders to purchase up to 1,150,000 Common shares of the Company at the price of $0.50 per share until April 22, 2004.

On April 3, 2003, the Company issued First SW Warrants entitling the holders to purchase up to 1,500,000 Common Shares of the Company at the price of $0.20 per share until September 9, 2004 and issued Second SW Warrants entitling the holders to purchase up to 450,000 Common Shares of the Company at the price of $0.40 per share until December 20, 2004.

The Company also has options outstanding to purchase up to 1,030,000 Common Shares as described in Item 6. Directors, Senior Management and Employees – Stock Options.

There have been no changes to the number or classes of shares of the Company, nor any changes to the voting rights attached to any of the shares of the Company.

Fully Diluted Share Capital

Assuming that all options and other rights to purchase Common Shares of the Company are exercised and all Property Shares are issued, up to a maximum of 32,100,000 Common Shares of the Company will be issued and outstanding on a fully diluted basis, comprised of the following:

Description	Number of Common Shares
Outstanding as of March 31, 2004	23,658,245
Agents' Warrant Shares	16,000
First SW Warrant Shares	412,500
Second SW Warrant Shares	218,000
Public Offering Warrant Shares	2,595,255
Options	1,030,000
Don Fippi Shares	2,000,000*
Guigui Shares	2,000,000*
Common Shares to be issued in relation to the Recently Acquired Properties	170,000
Total	32,100,000

* See Item 4. Information on the Company - Description of the Business for details of the Company's obligations to issue these shares.

Memorandum and Articles of Association

Our Memorandum and Articles of Incorporation were filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on April 21, 1999 under the name 583882 B.C. Ltd. with the Certificate of Incorporation No. 583882.  We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

The Articles may be amended by a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at March 31, 2004 our authorized and issued capital is as follows:

Authorized:

1,000,000,000 common shares without par value

Issued:

23,658,245 common shares, of which 1,725,000 are held in escrow

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the Common Shares.  In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the memorandum and articles of the Company do not contain any additional provisions which are more stringent than those contained in the Business Corporations Act (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The Business Corporations Act (British Columbia) does not impose any limitations on the rights to own securities of the Company.

There are no provisions in the Company's articles, charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, the Securities Act (British Columbia) requires such disclosure by a shareholder holding more than 10% of the issued voting securities of the Company.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

Questions to be determined at a directors meeting shall be determined by a majority vote.  The Chairman has no additional power for voting, and directors are not required to hold our shares.

A director's term of office expires immediately prior to the next annual general meeting.  In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.  Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then one-twentieth of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

We have entered into the following material contracts:

1.

Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc. relating to the Company's public offering in April 2003.

2.

Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreements dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn. See Item 4. Information on the Company – History and Development of the Company – The Qualifying Transaction.

3.

Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti.  See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

4.

Don Fippi Agreement dated November 18, 2002 among the Company, Lagartos and Bugambilias.  See Item 4. Information on the Company – Business Overview – The Don Fippi Property.

5.

Guigui Agreement dated November 18, 2002 among the Company, Lagartos and Coralillo.  See Item 4. Information on the Company – Business Overview – The Guigui Property.

6.

Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.  See Item 4. Information on the Company – Business Overview – The Juanicipio Property.

7.

Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

8.

Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company.  See Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.

9.

Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, Robert C. Thornton.  See Item 6. Directors, Senior Management and Employees – Stock Options.

10.

Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari. See Item 6. Directors, Senior Management and Employees – Stock Options.

11.

Indemnity Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.

12.

Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.

13.

Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

14.

Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

15.

Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel. See Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Memorandum or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Memorandum or Articles on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the "Investment Act").  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million.  A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

Currently 18% of our operations are in Canadian dollars.

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held our Common Shares, to whom such Common Shares are capital property, and to whom such Common Shares are not "taxable Canadian property" (as defined in the Canadian Tax Act).  This summary does not apply to a non-resident insurer.

Generally, our Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our Common Shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency.  This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form.  No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY.  THEREFORE, SECURITY HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our Common Shares will not be "taxable Canadian property" at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on our Common Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention.  For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock.  In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  Because the Company expects that it will be classified as a "passive foreign investment company" as described below, this deduction will not be available to a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  Dividends distributed by the Company will generally constitute foreign source "passive income" or, in the case of U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Company Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from interest, dividends and certain rents), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation ("PFIC").  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of its assets held during the year produce or are held for the production of passive income.  The

50% test is based upon the value of the corporation's assets (or, the adjusted tax basis of its assets, if the company is not publicly traded and is a controlled foreign corporation or makes an election).  The Company believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the "unreversed inclusions" with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

Dividend and Paying Agents

The declaration of dividends on our Common Shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition.  At the present time, our anticipated capital requirements are such that we intend to follow a policy of retained earnings in order to finance the further development of our business.

Statement by Experts

The consolidated financial statements of the Company for each of the years in the three year period ended December 31, 2002 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's ability to continue as a going concern and its change in accounting policy with respect to stock-based compensation and other stock-based payments), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The descriptions of the Juanicipio Property, the Don Fippi Property and the Guigui Property contained in Item 4. Information on the Company are summarized from reports prepared by Clancy Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado of 5004 East Albuquerque Road, Reno, Nevada, 89511, who graduated from San Diego State University with a Bachelor of Science degree in Geology in 1967, and the University of Arizona with a Master of Science degree in Geology in 1978  and is a Non-Resident Professional Geoscientist in the Province of British Columbia (N1712), a Registered Geologist in the State of Arizona (18283), and a Registered Professional Geologist with the American Institute of Professional Geologists (4966).

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS
OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.    AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.    CODE OF ETHICS
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

In addition to filing the consolidated financial statements of MAG Silver Corp. as part of this Registration Statement the following financial statements of acquired entities of the Company have also been filed:

Minera Los Lagartos, S.A. de C.V. ("Lagartos") – Lagartos was acquired by MAG Silver Corp. on January 15, 2003.  Under Canadian GAAP and US GAAP, the results of operations of Lagartos have been included in the consolidated financial statements of MAG Silver Corp. as of January 15, 2003.

Lexington Capital Group Inc. ("Lexington") – Lexington was acquired by MAG Silver Corp. on July 16, 2003.  Under Canadian GAAP and US GAAP, the results of operations of Lexington have been included in the consolidated financial statements of MAG Silver Corp. as of July 16, 2003.

Pro forma financial statements of MAG Silver Corp. – these pro forma financial statements illustrate on a pro forma basis the effects of the combinations of MAG Silver Corp., Lagartos and Lexington the assumptions for which are more fully described in the notes to the pro forma financial statements.

The following Financial Statements are filed as part of this Registration Statement, together with the Reports of the Independent Auditors:

Exhibit Reference #
MAG Silver Corp.
N/A	Report of Independent Auditors
N/A	Consolidated Balance Sheets
N/A	Consolidated Statements of Operations
N/A	Consolidated Statements of Shareholders' Equity
N/A	Consolidated Statements of Cash Flows
N/A	Notes to the Consolidated Financial Statements

Minera Los Lagartos, S.A. de C.V.
N/A	Report of Independent Auditors
N/A	Balance Sheets
N/A	Statements of Operations
N/A	Statements of Shareholders' Equity
N/A	Statements of Cash Flows
N/A	Notes to the Financial Statements

Lexington Capital Group Inc.
N/A	Report of Independent Auditors
N/A	Consolidated Balance Sheets
N/A	Consolidated Statement of Operations
N/A	Consolidated Statement of Shareholders' Equity

N/A	Consolidated Statement of Cash Flows
N/A	Notes to the Consolidated Financial Statements

MAG Silver Corp. Pro Forma
N/A	Pro Forma Consolidated Balance Sheet
N/A	Pro Forma Consolidated Statements of Operations
N/A	Notes to the Pro Forma Financial Statements

ITEM 18.     FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17. Financial Statements.

ITEM 19.     EXHIBITS

The following Exhibits are filed with this Registration Statement:

Exhibit Reference #	Name
1 (a)	*Memorandum
1 (b)	*Articles
4 (a)	*Sponsorship and Agency Agreement among the Company, Raymond James Ltd. and Pacific International Securities Inc.
4 (b)

*Lagartos Agreement dated August 8, 2002 among the Company, Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and stock purchase agreement dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn

4 (c)	*Juanicipio Agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Sutti
4 (d)	*Don Fippi Agreement dated November 18, 2002 among the Company, Lagartos and Bugambilias
4 (e)	*Guigui Agreement dated November 18, 2002 among the Company, Lagartos and Coralillo
4 (f)	*Stock Purchase Agreement dated May 29, 2003 with Strategic Investments Resources Ltd.
4 (g)	*Escrow Agreement dated November 9, 1999 among certain shareholders and Pacific Corporate Trust Company
4 (h)	*Escrow Agreement dated April 8, 2003 among certain shareholders and Pacific Corporate Trust Company
4 (i)	*Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (j)

*Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson, Gregory Dennie, Frank Hallam, Grace To, Marshall House, John Foulkes and Carrie Cojocari

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert C. Thornton
4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones

4 (m)	Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio Tinto
4(n)	Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel
4(o)	Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel
4(p)	Stock Option Plan
8	*List of Subsidiaries
10 (a)	Consent of Deloitte & Touche LLP
10 (b)	Consent of Clancy Wendt
12 (a)

*The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

12 (b)

*The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

12 (c)

*The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado

* Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on October 23, 2003.

** Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on February 12, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:

April 23, 2004

MAG Silver Corp.,

a British Columbia Company

"George Young"

George Young

President and Director

Independent Auditors' Report and Consolidated Financial Statements of

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Independent Auditors' Report

To the Directors of
MAG Silver Corp.
(formerly Mega Capital Investments Inc.)
(an exploration stage company)

We have audited the consolidated balance sheets of MAG Silver Corp. (formerly Mega Capital Investments Inc.) (an exploration stage company) as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative period from April 21, 1999 to December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative period from April 21, 1999 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 7, 2003

Comments by Independent Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

(a)

When the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

(b)

When changes in accounting policies have been implemented in the financial statements, such as that described in Note 2 (g) to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors dated February 7, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 7, 2003

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Balance Sheets

	September 30,	December 31,
	2003	2002	2001
ASSETS	(Unaudited)

CURRENT
Cash and cash equivalents	$ 4,402,571	$ 167,276	$ 90,904
Amounts receivable	189,246	76	-
Interest receivable	38,256	-	-
Prepaid expenses	12,500	-	-
TOTAL CURRENT ASSETS	4,642,573	167,352	90,904
ADVANCES TO ADVANCED DISC
MANUFACTURING CORPORATION	-	-	20,000
ADVANCES TO MINERA
LOS LAGARTOS SA de CV (Note 10)	-	113,139	-
MINERAL RIGHTS (Note 8)	1,222,114	78,750	-
DEFERRED EXPLORATION COSTS (Note 8)	1,394,153	37,802	-
EQUIPMENT (Note 4)	2,775	3,582	-
DEFERRED FINANCING FEES	-	7,500	-
TOTAL ASSETS	$ 7,261,615	$ 408,125	$ 110,904

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 126,832	$ 58,880	$ 14,028
TOTAL LIABILITIES	126,832	58,880	14,028

SHAREHOLDERS' EQUITY

Share capital (Note 5)
Authorized - 1,000,000 common shares,
without par value
Issued and outstanding at September 30, 2003
- 20,762,440 common shares (December 31, 2002
and 2001 - 3,000,000)	8,010,518	390,222	390,222
Special warrants (Note 6)	-	375,000	-
Contributed surplus (Note 5 (b))	75,308	-	-
Deficit	(951,043)	(415,977)	(293,346)
TOTAL SHAREHOLDERS' EQUITY	7,134,783	349,245	96,876
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	$ 7,261,615	$ 408,125	$ 110,904

NATURE OF BUSINESS (Note 1)

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Operations

			Cumulative				Cumulative
			amount from				amount from
	Nine months	Nine months	April 21,				April 21,
	ended	ended	1999 to	Year ended	Year ended	Year ended	1999 to
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2001	2000	2002
	(Unaudited)	(Unaudited)	(Unaudited)

REVENUE	$ -	$ -	$ -	$ -	$ -	$ -	$ -

EXPENSES
Accounting	64,570	3,244	113,419	24,849	11,080	11,420	48,849
Amortization	807	-	807	-	-	-	-
Bank charges and interest	14,965	-	14,965	-	-	-	-
Filing and transfer agent fees	48,360	22,888	88,605	29,166	7,925	3,154	40,245
Foreign exchange	39,258	-	39,258	-	-	-	-
Legal	79,844	19,664	164,979	58,849	16,100	3,165	85,135
Management consulting fees	156,459	-	156,459	-	-	-	-
Shareholder relations	39,692	-	39,692	-	-	-	-
Telephone, office and
miscellaneous	56,667	2,033	66,917	7,010	1,913	1,327	10,250
Travel	81,761	-	81,761	-	-	-	-
Write-off of advances (Note 3)	-	3,662	252,420	3,662	248,758	-	252,420
Write-off of computer software	-	-	2,673	-	2,673	-	2,673
	582,383	51,491	1,021,955	123,536	288,449	19,066	439,572
LOSS FROM OPERATIONS	(582,383)	(51,491)	(1,021,955)	(123,536)	(288,449)	(19,066)	(439,572)
INTEREST INCOME	47,317	605	70,912	905	8,810	13,425	23,595
LOSS FOR THE PERIOD	$ (535,066)	$ (50,886)	$ (951,043)	$ (122,631)	$ (279,639)	$ (5,641)	$ (415,977)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.05)	$ (0.01)		$ (0.08)	$ (0.19)	$ (0.00)

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING	11,849,342	1,500,000		1,500,000	1,500,000	1,304,066

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

						Deficit
						accumulated
	Common shares		Special			during the	Total
	without par value		warrants		Contributed	exploration	shareholders'
	Shares	Amount	Shares	Amount	Surplus	stage	equity
Issued for cash	1,500,000	$ 150,000	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	240,222
Net loss	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	(293,346)	96,876
Issued for cash			2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 5)	11,500,000	5,114,766	-	-	-	-	5,114,766
Conversion of special warrants	2,400,000	375,000	(2,400,000)	(375,000)	-	-	-
Finders' fee shares (Note 10 (a))	500,000	250,000	-	-	-	-	250,000
Issued to obtain mineral property
option rights (Note 10 (a))	200,000	100,000	-	-	-	-	100,000
Issued on acquisition of Lexington
(Note 10 (b))	200,000	180,000	-	-	-	-	180,000
Warrants exercised (Note 5 (c))	2,862,440	1,574,530	-	-	-	-	1,574,530
Stock options exercised (Note 5 (b))	100,000	26,000	-	-	-	-	26,000
Stock options granted to consultants	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	(535,066)	(535,066)
Balance, September 30, 2003
(unaudited)	20,762,440	$ 8,010,518	-	$ -	$ 75,308	$ (951,043)	$ 7,134,783

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Cash Flows

			Cumulative amount from				Cumulative amount from
	Nine months	Nine months	April 21,				April 21,
	ended	ended	1999 to	Year ended	Year ended	Year ended	1999 to
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2001	2000	2002
	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Loss for the period	$ (535,066)	$ (50,886)	$ (951,043)	$ (122,631)	$ (279,639)	$ (5,641)	$ (415,977)
Items not involving cash:
Write-off of advances	-	-	252,420	3,662	248,758	-	252,420
Write-off of computer software	-	-	2,673	-	2,673	-	2,673
Amortization	807	-	807	-	-	-	-
Non-cash compensation expense	75,308	-	75,308	-	-	-	-
Changes in operating assets and liabilities
Accounts receivable	(189,170)	-	(189,246)	(76)	-	-	(76)
Write-off of investment	-	3,662	-
Interest receivable	(38,256)	-	(38,256)	-	-	-	-
Prepaid expenses	(12,500)	-	(12,500)	-	-	3,000	-
Accounts payable and accrued liabilities	67,952	3,959	126,832	44,852	4,351	1,611	58,880
	(630,925)	(43,265)	(733,005)	(74,193)	(23,857)	(1,030)	(102,080)

INVESTING ACTIVITIES
Term deposit	-	-	-	-	380,296	(380,296)	-
Advances to Advance Disc Manufacturing Corporation -
		-	(252,420)	16,338	(268,758)	-	(252,420)
Purchase of computer software and hardware -
		-	(6,255)	(3,582)	(2,673)	-	(6,255)
Advances to Minera Los Lagartos,
S.A. de C.V.	-	(52,677)	(113,139)	(113,139)	-	-	(113,139)
Acquisition of Minera Los Lagartos,
S.A. de C.V. (Note 10)	(7,500)	-	(7,500)	-	-	-	-
Acquisition of Lexington Capital Group Inc.
(Note 10)	(350,000)	-	(350,000)	-	-	-	-
Mineral rights	(142,725)	(78,750)	(221,475)	(78,750)	-	-	(78,750)
Deferred exploration costs	(1,356,351)	(16,018)	(1,394,153)	(37,802)	-	-	(37,802)
	(1,856,576)	(147,445)	(2,344,942)	(216,935)	108,865	(380,296)	(488,366)

FINANCING ACTIVITIES
Issue of share capital	6,722,796	-	7,105,518	-	-	240,222	390,222
Issue of special warrants	-	150,000	375,000	375,000	-	-	375,000
Deferred financing costs	-	-	-	(7,500)	-	-	(7,500)
	6,722,796	150,000	7,480,518	367,500	-	240,222	757,722
INCREASE (DECREASE) IN CASH	4,235,295	(40,710)	4,402,571	76,372	85,008	(141,104)	167,276
CASH, BEGINNING OF PERIOD	167,276	90,904	-	90,904	5,896	147,000	-
CASH, END OF PERIOD	$ 4,402,571	$ 50,194	$ 4,402,571	$ 167,276	$ 90,904	$ 5,896	$ 167,276

SUPPLEMENTAL CASH FLOW INFORMATION:

Income taxes paid	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Interest paid	$ 12,500	$ -	$ 12,500	$ -	$ -	$ -	$ -

NON-CASH INVESTING AND FINANCING ACTIVITY

Issuance of shares in connection with
acquisition of Minera Los Lagartos,
S.A. de C.V. (Note 10)	$ 250,000	$ -	$ 250,000	$ -	$ -	$ -	$ -
Issuance of shares in exchange for
mineral property option rights	$ 100,000	$ -	$ 100,000	$ -	$ -	$ -	$ -
Acquisition of Lexington Capital Group Inc.
(Note 10)	$ 180,000	$ -	$ 180,000	$ -	$ -	$ -	$ -

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

1.         INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and was classified as a Venture Capital Pool Company as defined in the former Vancouver Stock Exchange (the "Exchange") Policy 30.  The Company's shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company was originally required to complete its Qualifying Transaction within 18 months of listing on the Exchange.  This deadline was extended and subsequently the Qualifying Transaction was approved and completed on April 15, 2003 (Note 5 (a)).

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico.  The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term.  The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due.  External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 12.

(a)        Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV ("Lagartos") and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 10).  The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated on consolidation.

(b)       Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results may differ from those reported.

(c)        Financial instruments

The Company's financial assets and liabilities are cash, accounts receivable, interest receivable, accounts payable and accrued liabilities and short-term debt.  The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

(d)       Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests.  At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)        Mineral rights and deferred exploration costs (continued)

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment.  This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  When the results of this review indicate that a condition of impairment exists the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights.  When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

The Company is in the process of exploring mineral properties and has not yet determined whether they contain ore reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and, ultimately, upon future profitable production.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062.  CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs of associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment.  Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)        Mineral rights and deferred exploration costs (continued)

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment.  Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above.  A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life.  Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting.  If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $470,000 lower at September 30, 2003 (2002 - $Nil) and Amortization expense would have been $470,000 higher for the nine months ended September 30, 2003 (2002 - $Nil).

   (e)     Equipment

Equipment is recorded at cost.  Depreciation is provided on a straight-line basis to amortize the costs over a five year term.

   (f)     Income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured based on substantially enacted tax rates.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income for the realization of its future tax assets and therefore the Company has made a full valuation provision for these assets.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)        Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price.  Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is recognized when stock options are issued to non-employees and is determined as the fair value of the option at the date of grant using an option pricing model and is remeasured until the options are fully vested and non-forfeitable.

(h)        Foreign exchange translation

The accounts of the Company's foreign operations are translated into Canadian dollars as follows:

  monetary assets and liabilities at the rate prevailing at the balance sheet date.

  non-monetary assets and liabilities at historical rates.

  income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included on the statement of operations.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)         Loss per share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied until April 15, 2003 (Note 5 (e)).

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

ADVANCES TO DISC MANUFACTURING CORPORATION

On May 2, 2001, the Company entered into a share exchange agreement with Advanced Disc Manufacturing Corporation ("ADMC") and the shareholders of ADMC.  The Company would purchase all of the issued and outstanding common shares of ADMC in exchange for the issuance of 3,000,000 common shares of the Company to ADMC's shareholders.  In contemplation of the closing of this agreement, the Company advanced ADMC a total of $268,758 to finance operations.

Due to the failure to complete the transaction, the Company wrote down its advance to $20,000 and took a $248,758 charge to operations in 2001.  Subsequently, the Company accepted $16,338 as full settlement of the obligation and therefore recognized a further charge to operations of $3,662 in 2002.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

EQUIPMENT

September 30, 2003
		Accumulated	Net Book
	Cost	Depreciation	Value
	(Unaudited)	(Unaudited)	(Unaudited)

Computer equipment	$ 3,582	$ 807	$ 2,775

	December 31,			December 31,
	2002			2001
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$ 3,582	$ -	$ 3,582	$ -

SHARE CAPITAL

(a)        Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing.  The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing.  The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering and corporate finance fees, legal fees and related disbursements totaled $175,234, of which $7,500 was incurred to December 31, 2002.  The net proceeds to the Company from the financing were $5,114,756.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

5.

SHARE CAPITAL (Continued)

(a)

Issued and outstanding (continued)

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued.  The prospectus also qualified 500,000 finders' fee shares issued in relation to the property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow.  These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

(b)        Stock options

At September 30, 2003, there were 1,170,000 options outstanding to directors, officers and employees.  Under TSX policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company.  The options now issued are exercisable for a period of five years from the date they were granted.  There are 200,000 exercisable at a price of $0.20 per share, 575,000 exercisable at a price of $0.50 per share, 355,000 exercisable at a price of $0.70 per share, and 40,000 exercisable at a price of $0.77 per share.

The changes in outstanding stock options were as follows:

	Nine months	Weighted		Weighted
	ended	Average	Year ended	Average
	September 30,	Exercise	December 31,	Exercise
	2003	Price	2002	Price
Balance outstanding,
beginning of period	280,000	$ 0.20	280,000	$ 0.20
Activity during the period
Options granted	990,000	0.58	-	-
Options exercised	(100,000)	0.26	-	-
Balance outstanding,
end of period	1,170,000	$ 0.52	280,000	$ 0.20

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

5.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

		Weighted		Weighted
	Year ended	Average	Year ended	Average
	December 31,	Exercise	December 31,	Exercise
	2001	Price	2000	Price

Balance outstanding,
beginning of period	300,000	$ 0.20	-	$ -
Activity during the period
Options granted	-	-	300,000	0.20
Options cancelled	(20,000)	0.20	-	-
Balance outstanding,
end of period	280,000	$ 0.20	300,000	$ 0.20

The Company granted 775,000 stock options to employees and 215,000 stock options to consultants during the nine months ending September 30, 2003.  The Company has recorded $75,308 of compensation expense relating to stock options granted to consultants in the nine month period ended September 30, 2003 (2002 - $Nil).  The Company has elected to measure compensation costs for employee stock options whereby no compensation expense was recognized when the stock options are granted.  Had compensation costs been determined based on their fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows:

	Nine months	Nine months
	ended	ended
	September	September
	2003	2002

Loss for the period as reported	$ (535,066)	$ -
Additional compensation expense	(248,128)	-
Pro forma loss	$ (783,194)	$ -

Pro forma basic and diluted loss per share	$ (0.07)	$ -

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

5.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the nine months ended September 30, 2003:

Risk-free interest rate

3.76%

Expected life of options

5 years

Annualized volatility

63%

Dividend rate

0.00%

No options were granted in 2002.

(c)        Share purchase warrants

		Weighted-
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants (Note 6 (i))	1,500,000	0.20
Issued on conversion of Special Warrants (Note 6 (ii))	450,000	0.40
Issued in connection with issuance of common
shares (Note 5 (a))	5,750,000	0.75
Issued to agents in connection with issuance
of common shares (Note 5 (a))	1,150,000	0.50
Exercised and converted to common shares	(2,862,440)	0.55
Balance at September 30, 2003 (unaudited)	5,987,560	$ 0.63

(d)        Agent's purchase warrants

Pursuant to an agency agreement dated January 6, 2000, the Company granted to the Agent 150,000 common share purchase warrants, exercisable at $0.20 per share, expiring 18 months from the date of listing (April 19, 2000).

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

5.

SHARE CAPITAL (Continued)

(d)

Agent's purchase warrants (continued)

The changes in Agent's purchase warrants were as follows:

		Weighted		Weighted
	Year ended	Average	Year ended	Average
	December 31,	Exercise	December 31,	Exercise
	2002	Price	2001	Price

Balance outstanding,
beginning of year	-	$ -	150,000	$ 0.20
Activity during the year
Warrants granted	-	-	-	-
Warrants expired	-	-	(150,000)	(0.20)
Balance outstanding,
end of year	-	$ -	-	$ -

(e)        Original issuance

During the period ended October 31, 1999, the Company issued 1,500,000 common shares to its directors, officers and founders for cash consideration of $150,000.  These shares will be held in escrow and are to be released as to one-third at the end of each of the three years following the Company's Qualifying Transaction, subject to approval of the Executive Director of the British Columbia Securities Commission.  The Company's Qualifying Transaction was approved and completed on April 15, 2003.

SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or September 9, 2003.  Each common share purchase warrant is exercisable into one common share of the Company at $0.20 per share until September 9, 2004.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

6.

SPECIAL WARRANTS (Continued)

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or December 20, 2003.  Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share until December 20, 2004.

In 2003, each of the special warrants were converted into one common share and one share purchase warrant, with exercise terms as described above.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2002	2001	2000

Statutory tax rate	39.60%	45.60%	45.60%
Recovery of income taxes computed at
standard rates	$ 48,561	$ 127,515	$ 2,572
Non-taxable portion of capital loss	(700)	(56,715)	-
Future tax benefits not recognized in
the period that the loss arose	(47,861)	(70,800)	(2,572)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2002	2001	2000

Operating loss carry forwards	$ 64,768	$ 18,750	$ 6,250
Capital losses carried forward	49,979	56,715	-
Less valuation allowance	(114,747)	(75,465)	(6,250)
	$ -	$ -	$ -

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

7.

INCOME TAXES (Continued)

At December 31, 2002, the Company has non-capital loss carry-forwards of $140,000, expiring between 2006 and 2008, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	For the nine months ended September 30, 2003

	Juanicipio	Don Fippi	Guigui	Total
Mineral rights
Balance, beginning of period	$ 78,750	$ -	$ -	$ 78,750
Acquired during the period	802,346	166,240	174,778	1,143,364
Balance, end of period	$ 881,096	$ 166,240	$ 174,778	$ 1,222,114

Deferred exploration expenditures
Camp costs	$ 66,925	$ 15,357	$ 7,673	$ 89,955
Drilling	663,546	-	-	663,546
Geochemical	6,730	723	-	7,453
Geological	120,132	141,016	92,049	353,197
Geophysical	3,340	46,060	-	49,400
Maps, fees and licenses	19,889	5,329	18,486	43,704
Research	4,522	4,522	4,522	13,566
Travel	32,714	17,824	7,747	58,285
Transport and shipping	7,432	-	48	7,480
Overhead	52,580	14,577	2,608	69,765
	977,810	245,408	133,133	1,356,351
Balance, beginning of
period	12,601	12,601	12,600	37,802
Balance, end of period	$ 990,411	$ 258,009	$ 145,733	$ 1,394,153

For details of the nature and acquisition of these interests, see Note 10.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

9.         RELATED PARTY TRANSACTIONS

A director of the Company owes the Company $569 at September 30, 2003 for travel advances received but not spent at quarter end.  For the nine month period ended September 30, 2003 the Company's president received $72,683 in compensation for legal and management services (nine months ended September 30, 2002 and years ended December 31, 2002, 2001 and 2000 - $Nil).  Another director received $3,162 for consulting services and an officer received $1,600 for consulting services (nine months ended September 30, 2002 and years ended December 31, 2002, 2001 and 2000 - $Nil).  During the nine months ended September 30, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company.  The loan has been fully repaid, as well as $12,500 related to interest.

10.      ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos.  This acquisition was completed by the Company on January 15, 2003.  The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company.  The cost of acquisition was $86,250 (US$55,000); $7,500 (US$5,000) was consideration for the 100% interest in Lagartos described above; $78,750 (US$50,000) was used for funds advanced to Lagartos in respect of an option granted by Minera Cascabel S.A. de C.V., plus applicable purchase and transfer costs.  The Company issued 500,000 common shares for $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.  To December 31, 2002, the Company advanced to Lagartos $113,139 which was non-interest bearing and had no specific terms of repayment, paid the $78,750 (US$50,000) in respect of the option granted by Minera Cascabel S.A. de C.V., and incurred $37,802 on resource property expenditures in connection with the acquisition.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.  The Company has allocated the total purchase price comprising its investment of $86,250, advances of $113,139 to Lagartos immediately prior to the acquisition and the $250,000 fair value of the 500,000 common shares to be issued to mineral rights.  No other significant assets or liabilities were acquired by the Company.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

10.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos") (continued)

Lagartos holds an option to acquire the Juanicipio property, located in the Fresnillo District, Zacatecos, Mexico.  Obligations exist under the option agreement which entails property payments and exploration commitments aggregating US$3,725,000 over the next five years.  Lagartos has also entered into option agreements to acquire 100% interests in the Don Fippi and Guigui properties located in the Batapilas, Chihuahua district and the Santa Eulalia, Chihuahua district of Mexico.  To exercise the Don Fippi and Guigui options, Lagartos must, for each option, pay US$550,000 during a four year period (US$50,000 on acceptance of the agreement by regulatory authorities (paid)), incur exploration expenditures of US$4,000,000 over five years and US$2,500,000 over four years, respectively, and the Company is to issue 2,100,000 common shares on exercise of each option.  200,000 common shares were issued to the holders of the options in 2003.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has just been drilled by MAG.  Under the terms of the agreement, MAG paid the vendor US$250,000 and 200,000 shares of its common stock.  This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments.  This also eliminates a net smelter return royalty obligation.

The acquisition will be accounted for using the purchase method.  A preliminary allocation of the purchase price is as follows and is subject to change:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Working capital deficiency	(13,196)
Mineral rights	538,977
$ 530,000

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

11.        SUBSEQUENT EVENTS

Subsequent to September 30, 2003, the Company:

(a)

issued 98,000 common shares at $0.20 per share on the exercise of warrants.

(b)

issued 50,000 common shares at $0.40 per share on the exercise of warrants.

(c)

issued 106,2000 common shares at $0.50 per share on the exercise of warrants.

(d)

issued 1,174,035 common shares at $0.75 per share on the exercise of warrants.

(e)

entered into an option agreement to acquire a 100% interest in a mineral property located in the Sierra de Ramirez district in Durango, Mexico.  To exercise the Sierra de Ramirez option, Lagartos must pay US$30,000 and issue 20,000 common share of the Company on acceptance of the agreement by regulatory authorities, US$1,475,000 over a period of five years, of which US$500,000 may be paid in common shares of the Company, and incur exploration expenditures of US$750,000 over five years.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

           ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized below.

Consolidated Balance Sheets

	September 30,	December 31,
	2003	2002	2001
	(Unaudited)

Total assets under Canadian GAAP	$ 7,261,615	$ 408,125	$ 110,904
Deferred exploration costs (a)	(1,394,153)	(37,802)	-
Amortization of mineral rights (a)	(470,000)	-	-
Total assets under US GAAP	$ 5,397,462	$ 370,323	$ 110,904

Total liabilities under Canadian and US GAAP	$ 126,832	$ 58,880	$ 14,028

Shareholders' equity under Canadian GAAP	7,134,783	349,245	96,876
Deferred exploration costs (a)	(1,394,153)	(37,802)	-
Amortization of mineral rights (a)	(470,000)	-	-
Shareholders' equity under US GAAP	5,270,630	311,443	96,876
Total liabilities and shareholders' equity under
US GAAP	$ 5,397,462	$ 370,323	$ 110,904

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Deficit

			Cumulative				Cumulative
			amount from				amount from
	Nine months	Nine months	April 21,				April 21,
	ended	ended	1999 to	Year ended	Year ended	Year ended	1999 to
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2001	2000	2002
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss under Canadian GAAP	$ (535,066)	$ (50,866)	$ (951,043)	$ (122,631)	$ (279,639)	$ (5,641)	$ (415,977)
Deferred exploration costs (a)	(1,356,351)	-	(1,394,153)	(37,802)	-	-	(37,802)
Amortization of mineral rights (a)	(470,000)	-	(470,000)	-	-	-	-
Compensation expense (b)	(600,000)	-	(600,000)	-	-	-	-
Net loss under US GAAP	$ (2,961,417)	$ (50,866)	$ (3,415,196)	$ (160,433)	$ (279,639)	$ (5,641)	$ (453,779)

Basic and diluted loss per share
under US GAAP	$ (0.25)	$ (0.03)		$ (0.11)	$ (0.19)	$ (0.00)

Consolidated Statement of Cash Flows

			Cumulative				Cumulative
			amount from				amount from
	Nine months	Nine months	April 21,				April 21,
	ended	ended	1999 to	Year ended	Year ended	Year ended	1999 to
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2001	2000	2002
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Operating activities under
Canadian GAAP	$ (630,925)	$ (43,265)	$ (733,005)	$ (74,193)	$ (23,857)	$ (1,030)	$ (102,080)
Deferred exploration costs (a)	(1,356,351)	-	(1,394,153)	(37,802)	-	-	(37,802)
Operating activities under US GAAP	$ (1,987,276)	$ (43,265)	$ (2,127,158)	$ (111,995)	$ (23,857)	$ (1,030)	$ (139,882)

Investing activities
Investing activities under
Canadian GAAP	$ (1,856,576)	-	$ (2,344,942)	$ (216,935)	$ 108,865	$ (380,296)	$ (488,366)
Deferred exploration costs (a)	1,356,351	-	1,394,153	37,802	-	-	37,802
Investing activities under US GAAP	$ (500,225)	$ -	$ (950,789)	$ (179,133)	$ 108,865	$ (380,296)	$ (450,564)

Financing activity
Financing activity under
Canadian and US GAAP	$ 6,722,796	$ -	$ 7,480,518	$ 367,500	$ -	$ 240,222	$ 757,722

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)        Exploration expenditures and costs of acquiring mineral rights

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

Furthermore, under US GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period it is expected that further exploration will occur on the properties which varies from 15 months to 31 months.  Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets.  The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

(b)       Accounting for stock-based compensation

Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.  Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable.  Under US GAAP, the Company would record compensation expense of $600,000 for the shares, which are held in escrow and are to be released as to one-third each year following the completion of the qualifying transaction, which occurred on April 15, 2003, based on the fair value of the shares on the date of satisfaction of the conditions for their release.

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), and its related interpretations, using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price of the Company's shares at the date granted over the exercise price.  As at December 31, 2002 and September 30, 2003, no compensation cost has been recorded for any period under this method.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Accounting for stock-based compensation (continued)

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  SFAS No. 123 does, however, allow the Company to continue to measure the compensation cost in accordance with APB No. 25.  The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

			Cumulative				Cumulative
			from				amount from
	Nine months	Nine months	April 21,				April 21,
	ended	ended	1999 to	Year ended	Year ended	Year ended	1999 to
	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2001	2000	2002
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss for the period under
US GAAP	$ (2,961,417)	$ (50,866)	$ (3,415,196)	$ (122,631)	$ (279,639)	$ (5,641)	$ (415,977)
Stock based compensation
costs	(248,128)	-	(264,660)	(6,126)	(6,126)	(4,280)	(16,532)
Pro forma net loss	$ (3,209,545)	$ (50,866)	$ (3,679,856)	$ (128,757)	$ (285,765)	$ (9,921)	$ (432,509)
Pro forma basic and diluted
loss per share	$ (0.27)	$ (0.03)		$ (0.09)	$ (0.19)	$ (0.01)

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 63% and an annual risk free interest rate of 3.76%.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)        Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has determined that the Statement did not have any impact on its financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material effect on its consolidated financial position or results of operations.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Recent accounting pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

(Information subsequent to December 31, 2002 and as at and for the nine months ended September 30, 2003 and 2002 is unaudited)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Recent accounting pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (''FIN 45'').  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

F-29

Independent Auditors' Report and Financial Statements of

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage company)

December 31, 2002

Independent Auditors' Report

To the Directors of
Minera Los Lagartos, S.A. de C.V.
(an exploration stage company)

We have audited the balance sheets of Minera Los Lagartos, S.A. de C.V. (an exploration stage company) as at December 31, 2002 and 2001 and the statements of operations, shareholders' equity (capital deficiency) and cash flows for the year ended December 31, 2002, the period from September 7, 2001 to December 31, 2001 and the cumulative period from September 7, 2001 to December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2002 and 2001 and the results of its operations and its cash flows for the year December 31, 2002, the period from September 7, 2001 to December 31, 2001 and the cumulative period from September 7, 2001 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 7, 2003

Comments by Independent Auditors on Canada - United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors dated February 7, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 7, 2003

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Balance Sheets

(Stated in Mexican Pesos, except where noted)

	December 31,	December 31,	December 31,
	2002 (1)	2002	2001
ASSETS	(Cdn.$)

CURRENT
Cash	$ 4,176	27,513	-
Accounts receivable and prepaid expenses	2,959	19,493	13,199
	7,135	47,006	13,199
DEFERRED EXPLORATION COSTS (Note 3)	98,663	649,956	-
	$ 105,798	696,962	13,199

LIABILITIES

Accrued liabilities	$ 9,843	64,850	-
Due to Mega Capital Investments Inc. (Note 4)	113,139	745,316	-
	122,982	810,166	-

CAPITAL DEFICIENCY

Share capital
Issued
100 common shares (Note 6)	7,590	50,000	50,000
Deficit	(24,774)	(163,204)	(36,801)
	(17,184)	(113,204)	13,199
	$ 105,798	696,962	13,199

CONTINUING OPERATIONS (Note 1)

(1) For convenience purposes only, the Mexican peso balance sheet has been translated into
Canadian ("Cdn.") dollars at the December 31, 2002 rate of 1 peso equals $0.1518 Canadian dollars.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Statements of Operations

(Stated in Mexican Pesos, except where noted)

				Cumulative
			Period from	Amount from
			September 7,	September 7,
	Year ended	Year ended	2001 to	2001 to
	December 31,	December 31,	December 31,	December 31,
	2002 (1)	2002	2001	2002
	(Cdn.$)

REVENUE	$ -	-	-	-

EXPENSES
Legal and filing fees	243	1,601	23,862	25,463
Tax and accounting services	10,841	71,415	-	71,415
Travel	901	5,937	12,939	18,876
Other expenses	7,203	47,450	-	47,450
	19,188	126,403	36,801	163,204
NET LOSS	$ 19,188	126,403	36,801	163,204

(1) For convenience purposes only, the Mexican peso statement of loss and deficit has been translated into Canadian ("Cdn.") dollars at the December 31, 2002 rate of 1 peso equals $0.1518 Canadian dollars.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Statements of Shareholders' Equity (Capital Deficiency)

From September 7, 2001 to December 31, 2002

(Stated in Mexican Pesos, except where noted)

			Deficit Accumulated	Total Shareholders'

	Common Shares		during the	Equity
	Without Par Value		Exploration	(Capital
	Shares	Amount	Stage	Deficiency)

Issued for cash	100	50,000	-	50,000
Net loss	-	-	(36,801)	(36,801)
Balance, December 31, 2001	100	50,000	(36,801)	13,199
Net loss	-	-	(126,403)	(126,403)
Balance, December 31, 2002	100	50,000	(163,204)	(113,204)

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Statements of Cash Flows

(Stated in Mexican Pesos, except where noted)

			Cumulative
		Period from	Amount from
		September 7,	September 7,
	Year ended	2001 to	2001
	December 31,	December 31,	to December 31,
	2002	2001	2002

OPERATING ACTIVITIES
Net loss for the year	(126,403)	(36,801)	(163,204)
Change in operating assets and liabilities
Accounts receivable	(6,294)	(13,199)	(19,493)
Accrued liabilities	64,850	-	64,85
	(67,847)	(50,000)	(117,847)

INVESTING ACTIVITY
Deferred exploration costs	(649,956)	-	(649,956)

FINANCING ACTIVITIES
Issuance of common shares	-	50,000	50,000
Advances from Mega Capital Investments Inc.	745,316	-	745,316
	745,316	50,000	795,316
NET CASH INFLOW	27,513	-	27,513
CASH POSITION, BEGINNING OF PERIOD	-	-	-
CASH POSITION, END OF PERIOD	27,513	-	27,513

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid	-	-	-
Income taxes paid	-	-	-

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

1.

CONTINUING OPERATIONS

The Company was incorporated on September 7, 2001 and commenced operations during June 2002.  The Company is in the exploration stage and has acquired certain resource property interests including exploration and option rights and is in the process of arranging financing for the commencement of an exploration program.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.  Since inception, the Company has incurred cumulative losses of 163,204 pesos and has a working capital deficiency of 763,160 pesos at December 31, 2002.  The Company currently has insufficient funds to satisfy its obligations under the resource property acquisition agreement.  If the Company does not arrange for further financing, the going concern basis of accounting may not be appropriate and the Company may have to realize its assets at amounts significantly lower than the current carrying value.

The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they become due.  The Company is also dependent upon the continuing support of its parent company (Note 4).

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting policies generally accepted in the United States of America ("US GAAP"), except as described in Note 8.

(a)

Cash

Cash includes cash on hand and deposits in banks.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests.  The estimated value of deferred exploration costs is assessed by management on a continual basis and if the carrying values exceed their recoverable values, then these costs are written down to the estimated recoverable values.  At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

The recoverability of amounts shown for deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition.

(c)

Financial instruments

The Company's financial assets and liabilities are cash, accounts receivable, accrued liabilities and due to Mega Capital Investments Inc.  The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

(d)

Income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured based on substantially enacted tax rates.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income for the realization of its future tax assets and therefore the Company has made a full valuation provision for these assets.

(e)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results may differ from those estimates.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation

Compensation expense is recognized when stock options are issued to employees and directors whereby compensation costs are recorded for the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the exercise price.  Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

As at December 31, 2002, the Company had no stock options outstanding.

(g)

Foreign currency translation

Transactions completed in foreign currencies are translated into Mexican pesos at rates prevailing at the time of the transaction.  Monetary items denominated in foreign currencies are translated into Mexican pesos at the exchange rate prevailing at the balance sheet date.  Foreign exchange gains and losses are recorded in operations in the period that they occur.

3.

DEFERRED EXPLORATION COSTS

The Company has entered into an option to acquire a 100% interest in the Juanicipio property located in the Fresnillo District, Zacatecas, Mexico.  In order to exercise the option the Company must:

(a)

complete a 3,500 metre drill program by July 18, 2003.

(b)

pay 1,000 pesos to the vendor and pay 200,000 pesos to the Mexican government on behalf of the vendor representing the 2002 mining taxes, which has been paid.

(c)

pay in the aggregate US$1,225,000 plus Value Added Tax IVA ("VAT") on the following schedule:

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

3.

DEFERRED EXPLORATION COSTS (Continued)

(c)

(continued)

(i)

US$75,000 plus VAT on or before January 18, 2003 (paid).

(ii)

US$100,000 plus VAT one year after the ratification date of July 18, 2002.

(iii)

US$100,000 plus VAT eighteen months after the ratification date.

(iv)

US$150,000 plus VAT two years after the ratification date.

(v)

US$150,000 plus VAT thirty months after the ratification date.

(vi)

US$200,000 plus VAT three years after the ratification date.

(vii)

US$200,000 plus VAT forty-two months after the ratification date.

(viii)

US$250,000 plus VAT four years after the ratification date.

These cash payments are considered advance Net Smelter Return ("NSR") royalties and once production has commenced, these payments will be recovered by the Company from the NSR payments.

(d)

incur exploration expenditures of at least US$2,500,000 over a four year term.

(e)

pay NSR royalties of between 3.5% to 5% depending on the selling price of silver.

During the year ended December 31, 2002, the Company paid 649,956 pesos (Cdn.$98,663) relating primarily to tax payments and other professional fees incurred as required under the Company's option agreement on the Juanicipio property.  These costs have been recorded as deferred exploration costs.

4.

DUE TO MEGA CAPITAL INVESTMENTS INC.

At December 31, 2002 the shareholders of the Company were negotiating the sale of the shares in the Company to Mega Capital Investments Inc. ("Mega").  In contemplation of this transaction, Mega has advanced the Company 745,316 pesos (Cdn$113,139).  This advance is non-interest bearing with no specific terms of repayment.

On January 15, 2003, the sale of the shares of the Company to Mega was completed.  There were no material transactions undertaken by the Company in the period from January 1, 2003 to January 14, 2003.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

5.

INCOME TAXES

As at December 31, 2002, the Company has a future tax asset of approximately 32,400 pesos, based on approximately 92,500 pesos in non-capital loss carryforwards for tax purposes which expire in 2012 and at the statutory rate of 35%.  The Company has taken a full valuation provision against this asset.

6.

SHARE CAPITAL

Authorized
100	common shares with no par value

Issued
100	common shares	50,000

7.

COMMITMENTS

The Company has entered into the following resource property commitments:

(a)

Don Fippi property

Entered into an option to acquire a 100% interest in the Don Fippi property located in the Batapilas, Chihuahua district of Mexico.  To exercise the option the Company must pay US$550,000 during a four year period (US$50,000 on acceptance of the agreement by the regulatory authority) and exploration expenditures of US$4,000,000 over five years, and Mega is to issue 2,100,000 common shares (100,000 shares issuable upon acceptance of the agreement by the regulatory authority with the remainder issuable as expenditures are incurred on the property).

(b)

Guigui property

Entered into an option to acquire a 100% interest in the Guigui property located in the Santa Eulalia, Chihuahua district of Mexico.  To exercise the option the Company must pay US$550,000 during a four year period (US$50,000 on acceptance of the agreement by the regulatory authority) and exploration expenditures of US$2,500,000 over four years, and Mega is to issue 2,100,000 common shares (100,000 shares issuable upon acceptance of the agreement by the regulatory authority with the remainder issuable as expenditures are incurred on the property).

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian GAAP and US GAAP affecting the Company's financial statements are summarized as follows:

Balance Sheets

	December 31,	December 31,
	2002	2001

Total assets under Canadian GAAP	696,962	13,199
Deferred exploration costs (a)	649,956	-
Total assets under US GAAP	47,006	13,199

Total liabilities under Canadian GAAP and US GAAP	810,166	-

(Capital deficiency) shareholders' equity under
Canadian GAAP	(113,204)	13,199
Deferred exploration costs (a)	(649,956)	-
(Capital deficiency) shareholders' equity under US GAAP	(763,160)	13,199
Total liabilities and (capital deficiency)
shareholders' equity under US GAAP	47,006	13,199

Statements of Loss

			Cumulative
			Amount from
		Two months	November 1,
	Year ended	ended	2001
	December 31,	December 31,	to December 31,
	2002	2001	2002

Net loss under Canadian GAAP	(126,403)	(36,801)	(163,204)
Deferred exploration costs (a)	(649,956)	-	(649,956)
Net loss under US GAAP	(776,359)	(36,801)	(813,160)

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Statements of Cash Flows

			Cumulative
			Amount from
		Two months	November 1,
	Year ended	ended	2001
	December 31,	December 31,	to December 31,
	2002	2001	2002

Operating activities
Operating activities under
Canadian GAAP	(67,847)	(50,000)	(117,847)
Deferred exploration costs (a)	(649,956)	-	(649,956)
Operating activities under US GAAP	(717,803)	(50,000)	(767,803)

Investing activities
Investing activities under
Canadian GAAP	(649,956)	-	(649,956)
Deferred exploration costs (a)	649,956	-	649,956
Investing activities under US GAAP	-	-	-

Financing activity
Financing activities under
Canadian and US GAAP	405,673	50,000	455,673

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under U.S. GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves.  For U.S. GAAP purposes the Company has therefore expensed the costs of its  exploration expenditures as incurred.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has determined that the Statement did not have any impact on its financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material effect on its consolidated financial position or results of operations.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Recent accounting pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

MINERA LOS LAGARTOS, S.A. DE C.V.

(An exploration stage enterprise)

Notes to the Financial Statements

Eleven month period ended December 31, 2002

(Stated in Mexican Pesos, except where noted)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Recent accounting pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (''FIN 45'').  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

Independent Auditors' Report and Consolidated Financial Statements of

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

June 30, 2003

(Stated in U.S. Dollars)

Independent Auditors' Report

To the Directors of

Lexington Capital Group Inc.

(An exploration stage company)

We have audited the consolidated balance sheet of Lexington Capital Group Inc. (an exploration stage company) as at June 30, 2003 and the statements of operations and deficit and of cash flows for the period from July 22, 2002 to June 30, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and results of its operations and its cash flows for the period from July 22, 2002 to June 30, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

September 10, 2003

Comments by Independent Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors dated September 10, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
September 10, 2003

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Consolidated Balance Sheet

June 30, 2003

(Stated in U.S. Dollars)

ASSETS

CURRENT
Cash	$ 3,131
Amounts receivable	2,367
5,498
MINERAL RIGHT (Note 4)	24,077
$ 29,575

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 12,160
Due to Granite Capital Corp. (Note 5)	177,265
189,425

CAPITAL DEFICIENCY

Common shares	50
Deficit	(159,900)
(159,850)
$ 29,575

CONTINUING OPERATIONS (Note 1)

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Consolidated Statement of Operations and Deficit

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

REVENUE	$ -

EXPENSES
Consulting	159,900
NET LOSS AND DEFICIT AT JUNE 30, 2003	$ (159,900)

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Consolidated Statement of Cash Flows

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

OPERATING ACTIVITY
Net loss for the period	$ (159,900)

FINANCING ACTIVITY
Due to Granite Capital Corp.	177,265

INVESTING ACTIVITY
Acquisition of Minera Venus, S.A. de C.V. (Note 3), net of
cash acquired and related payables	(14,234)
CHANGE IN CASH AND BALANCE AT JUNE 30, 2003	$ 3,131

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

1.

INCORPORATION AND CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Virgin Islands) on July 22, 2002 and commenced operations in January 2003.  The Company's primary asset is its indirect interest in the Juanicipio I claim near Fresnillo, Zacatecas, Mexico acquired through its acquisition of Minera Venus, S.A. de C.V. in March 2003 (Note 3).

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term.  The Company's ability to continue as a going concern is dependent upon the continued support of its parent company.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

Subsequent to June 30, 2003, 99% of the Company was acquired by MAG Silver Corp. ("MAG").

MAG is a company in the exploration stage conducting work on mineral properties located in Mexico.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as disclosed in Note 7 to these consolidated financial statements.

(a)

Principles of consolidation

On March 20, 2003, the Company completed its acquisition of Minera Venus, S.A. de C.V. ("Venus").  The consolidated financial statements include the accounts of the Company and of Venus commencing March 20, 2003.  All significant intercompany balances and transactions have been eliminated upon consolidation.

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results may differ from those reported.

(c)

Financial instruments

The Company's financial instruments include cash, amounts receivable and accounts payable and accrued liabilities, the fair value of which approximates their book values.  In addition, the financial instruments include the amounts due to Granite Capital Corp.  Due to the fact that the amounts due to Granite Capital Corp. have no specific interest or repayment terms and were forgiven on acquisition of the Company by MAG subsequent to June 30, 2003 (Note 8), the fair values of these amounts are not readily determinable.

(d)

Mineral right

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests.  At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

The recoverability of amounts shown for mineral right is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition.

The estimated values of mineral right are assessed by management on a regular basis and if the carrying values exceed their estimated recoverable values, then these costs are written down to the estimated recoverable values.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral right

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062.  CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs of associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment.  Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment.  Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above.  A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life.  Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting.  If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $470,000 lower at June 30, 2003 and Amortization expense would have been $2,000 higher for the period ended June 30, 2003.

3.

BUSINESS ACQUISITION

On March 20, 2003, the Company acquired 99% of the issued and outstanding shares of Venus for $5,000 plus advances totalling $17,365 and acquisition costs of $4,059.  The primary asset of Venus is its interest in the Juanicipio I claim near Fresnillo, Zacatecas, Mexico.  The purchase price of Venus has been allocated as follows:

Cash	$ 3,131
Amounts receivable	2,367
Mineral property interest	24,077
Accrued liabilities	(3,151)
$ 26,424

The purchase method of accounting has been used to account for the acquisition and the results of operations of Venus have been consolidated with those of the Company commencing March 20, 2003.

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

4.

MINERAL RIGHT

As a result of the Company's acquisition of Venus (Note 3), the Company has rights including but not limited to, royalties, payments, net welling income and other rights specified in agreements entered into with a subsidiary of MAG Silver Corp. on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico.  The agreements provide for the receipt of cash payments totalling $1,150,000 based on the following payment schedule:

(i)

U.S.$100,000 plus VAT one year after July 18, 2002.

(ii)

U.S.$100,000 plus VAT eighteen months after July 18, 2002.

(iii)

U.S.$150,000 plus VAT two years after July 18, 2002.

(iv)

U.S.$150,000 plus VAT thirty months after July 18, 2002.

(v)

U.S.$200,000 plus VAT three years after July 18, 2002.

(vi)

U.S.$200,000 plus VAT forty-two months after July 18, 2002.

(vii)

U.S.$250,000 plus VAT four years after July 18, 2002.

These cash payments are considered advance Net Smelter Return ("NSR") royalties and once production has commenced, these payments will be repayable by the Company from the NSR payments.

The Company is entitled to NSR royalties of between 3.5% to 5% depending on the selling price of silver.

5.

DUE TO GRANITE CAPITAL CORP.

The operations of the Company have been financed by Granite Capital Corp. ("Granite"), a related company under common control with the Company.

As part of the subsequent acquisition of the Company by MAG Silver Corp. (Note 9), the amounts due to Granite were forgiven.

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

6.

SHARE CAPITAL

(a)

Authorized

50,000 common shares with a par value of $1 per share

(b)

Issued and outstanding

On July 22, 2002, the Company issued 50 common shares for a total value of $50.

	Number
	of Shares	Amount

Balance, June 30, 2003	50	$ 50

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized below.

Consolidated Balance Sheet

June 30,
2003

Total assets under Canadian GAAP	$ 29,575
Mineral right adjustment (a)	(2,000)
Total assets under US GAAP	$ 27,575

Total liabilities under Canadian and US GAAP	$ 189,425

Capital deficiency under Canadian GAAP	(159,850)
Mining right adjustment (a)	(2,000)
Shareholders' equity under US GAAP	(161,850)
Total liabilities and shareholders' equity under US GAAP	$ 27,575

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Deficit

Period from
July 22, 2002
to June 30,
2003

Net loss under Canadian GAAP	$ (159,900)
Mineral right adjustment (a)	(2,000)
Net loss under US GAAP	$ (161,900)

Consolidated Statement of Cash Flows

Period from
July 22, 2002
to June 30,
2003

Operating activity under Canadian GAAP and US GAAP	$ (159,900)

Investing activity under Canadian GAAP and US GAAP	$ 177,265

Financing activities under Canadian GAAP and US GAAP	$ (14,234)

(a)

Exploration expenses and costs of acquiring mineral rights

Canadian GAAP allows exploration costs and costs of acquisition of mineral properties to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves.  No exploration expenditures were incurred by the Company to June 30, 2003.

Furthermore, under US GAAP, the costs of acquisition of mineral property rights are considered intangible assets and should be amortized over their useful lives.  As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Minera Venus transaction on a straight line basis over the remaining period of the underlying mineral claim which expires on August 8, 2005.  Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets.  The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has determined that the Statement did not have any impact on its financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material effect on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Recent accounting pronouncements (continued)

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (''FIN 45'').  FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

LEXINGTON CAPITAL GROUP INC.

(An exploration stage company)

Notes to the Consolidated Financial Statements

Period from July 22, 2002 (inception) to June 30, 2003

(Stated in U.S. Dollars)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Recent accounting pronouncements (continued)

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the variable interest entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  For all variable interest entities created or acquired after January 31, 2003, the provisions of FIN No. 46 are effective immediately.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

8.

SUBSEQUENT EVENT

On July 16, 2003, MAG Silver Corp. ("MAG") acquired a 99% interest in the Company from the shareholder of the Company for cash consideration of U.S.$250,000 and 200,000 common shares of MAG.

Pro Forma Consolidated Financial Statements

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(Unaudited)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF MAG SILVER CORP.

The following pro forma consolidated balance sheet of MAG Silver Corp. as of September 30, 2003 and the pro forma consolidated statements of operations for the nine months ended September 30, 2003 and for the year ended December 31, 2002 illustrate on a pro forma basis the effects of the combinations of MAG Silver Corp., Minera Los Lagartos SA de CV and Lexington Capital Group Inc. which are more fully described herein and give effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

Pro Forma Consolidated Balance Sheet

September 30, 2003

(Unaudited)

	MAG
	Silver	GAAP		Pro Forma
	Corp.	Adjustments		Consolidated
		(Note 4)
ASSETS

CURRENT
Cash and cash equivalents	$ 4,402,571		$ -	$ 4,402,571
Amounts receivable	189,246		-	189,246
Interest receivable	38,256		-	38,256
Prepaid expenses	12,500		-	12,500
	4,642,573		-	4,642,573
MINERAL RIGHTS	1,222,114	4(a)	(470,000)	752,114
DEFERRED EXPLORATION COSTS	1,394,153	4(a)	(1,394,153)	-
EQUIPMENT	2,775		-	2,775
	$ 7,261,615		$ (1,864,153)	$ 5,397,462

LIABILITIES

CURRENT
Accounts payable and accrued
liabilities	$ 126,832		$ -	$ 126,832

SHAREHOLDERS' EQUITY
Share capital	8,010,518		-	8,010,518
Contributed surplus	75,308		-	75,308
Deficit	(951,043)	4(a)	(1,864,153)	(2,815,196)
	7,134,783		(1,864,153)	5,270,630
	$ 7,261,615		$ (1,864,153)	$ 5,397,462

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

Pro Forma Consolidated Statement of Operations

 (Unaudited)

		Period from	Period from
	Nine months	January 1,	January 1,			Nine months
	ended	2003 to	2003 to			ended
	September 30	January 15,	June 30,			September 30
	2003	2003	2003			2003
	MAG	Minera Los	Lexington
	Silver	Lagartos	Capital	Other		Pro Forma
	Corp.	SA de CV	Group Inc.	Adjustments		Consolidated
		(Note 3(a))	(Note 5)	(Note)

REVENUE	$ -	$ -	$ -		$ -	$ -

EXPENSES
Accounting and legal	144,414	-	-		-	144,414
Amortization	807	-	-	4(b)	574,000	574,807
Bank charges and interest	14,965	-	-		-	14,965
Compensation	-	-	-	4(c)	600,000	600,000
Exploration costs	-	-	-	4(a)	1,356,351	1,356,351
Foreign exchange	39,258	-	-		-	39,258
Filing and transfer agent fees	48,360	-	-		-	48,360
Management and consulting fees	156,459	-	215,465		-	371,924
Shareholder relations	39,692	-	-		-	39,692
Telephone, office and
miscellaneous	56,667	-	-		-	56,667
Travel	81,761	-	-		-	81,761
	582,383	-	215,465		2,530,351	3,328,199
LOSS FROM OPERATIONS	(582,383)	-	(215,465)		(2,530,351)	(3,328,199)
INTEREST INCOME	47,317	-	-		-	47,317
NET LOSS FOR THE PERIOD	$ (535,066)	$ -	$ (215,465)		$ (2,530,351)	$ (3,280,882)

LOSS PER SHARE	$ (0.03)					$ (0.27)

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING	11,849,342			3(c)	192,308	12,041,650

	Year ended	Year ended	Period ended			Year ended
	December 31,	December 31,	December 31,			December 31,
	2002	2002	2002			2002
	MAG	Minera Los	Lexington
	Silver	Lagartos	Capital	Other		Pro Forma
	Corp.	SA de CV	Group Inc.	Adjustments		Consolidated
			(Note 5)	(Note)

REVENUE	$ -	$ -	$ -		$ -	$ -

EXPENSES
Accounting and legal	83,698	11,084	-		-	94,782
Amortization	-	-	-	4(b)	737,000	737,000
Exploration costs	-	-	-	4(a)	136,465	136,465
Filing and transfer agent fees	29,166	-	-		-	29,166
Telephone and office	7,010	7,203	-		-	14,213
Travel	-	901	-		-	901
Write-off of investment	3,662	-	-		-	3,662
	123,536	19,188	-		873,465	1,016,189
LOSS FROM OPERATIONS	(123,536)	(19,188)	-		(873,465)	(1,016,189)
INTEREST INCOME	905	-	-		-	905
NET LOSS FOR THE PERIOD	$ (122,631)	$ (19,188)	$ -		$ (873,465)	$ (1,015,284)

LOSS PER SHARE	$ (0.08)					$ (0.68)

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING	1,500,000			3(c)	500,000	2,000,000

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2003 and statements of operations of MAG Silver Corp. (formerly Mega Capital Investments Inc.) ("MAG") for the nine months ended September 30, 2003 and the year ended December 31, 2002 have been prepared by the management of MAG after giving effect to the combination of MAG, Minera Los Lagartos SA de CV ("Lagartos"), Lexington Capital Group Inc. ("Lexington") and related transactions on the basis of the assumptions described in Notes 2 and 3 below.

The pro forma consolidated financial statements of MAG have been derived from the following:

(i)

the unaudited balance sheet of MAG as at September 30, 2003 and the unaudited statement of loss for the nine months then ended;

(ii)

the audited statement of loss of MAG for the year ended December 31, 2002;

(iii)

the audited statement of loss of Lagartos for the year ended December 31, 2002;  and

(iv)

the audited statement of loss of Lexington for the period from July 22, 2002 to June 30, 2003.

The pro forma consolidated financial statements of MAG should be read in conjunction with the foregoing financial statements including the notes thereto.

The Lagartos statements of loss for the period from January 1, 2003 to January 15, 2003 and the year ended December 31, 2002 have been translated into Canadian dollars using the Canadian dollar exchange rate of 0.1518 for each peso.

The Lexington statement of operations for the period from January 1, 2003 to July 16, 2003 has been translated into Canadian dollars using the September 30, 2003 Canadian dollar exchange rate of 1.3475 to one U.S. dollar.

The pro forma consolidated statements of loss for the nine months ended September 30, 2003 and the year ended December 31, 2002 have been prepared as if the transactions described in Note 2 had occurred on January 1, 2002.

The pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of MAG for the year ended December 31, 2002, which comply, except for the accounting for exploration costs and the costs of mineral property rights acquired and shares held in escrow, as described in Note 4, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP").

The pro forma consolidated financial statements are not intended to reflect the results of operations of MAG which would have actually resulted had the transactions described in Note 2 and other pro forma adjustments been effected on the dates indicated.  Further, this pro forma financial information is not necessarily indicative of the results of operations that may be attained in the future.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

2.

ACQUISITIONS

(a)

Lagartos

On January 15, 2003, MAG completed its acquisition of  99% of the issued and outstanding shares of Lagartos in exchange for US$55,000.  The total consideration including the cost of acquisition is cash of $86,250, plus the advances from MAG to Lagartos to January 15, 2003 of approximately $113,000, and 500,000 common shares of the Company with a fair value of $250,000.  The remaining 1% of Lagartos is held, in trust for MAG, by a director of MAG.  Lagartos' sole asset at the date of acquisition was a mineral and exploration option agreement.  Based on preliminary estimates, the purchase price has been allocated exclusively to resource property interests as no other significant assets or liabilities were acquired.

The financial position of Lagartos has been consolidated with that of MAG's as at September 30, 2003 and, as such, no further adjustment to the consolidated balance sheet of MAG is required to give effect to the acquisition of Lagartos.

(b)

Lexington

On July 16, 2003, MAG completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim near Fresnillo, Zacatecas, Mexico, currently being drilled by the Company.  Under the terms of the agreement the Company paid the vendor US$250,000 ($343,600) and issued 200,000 shares of its common stock with a fair value of $180,000.

The acquisition has been accounted for using the purchase method.  A preliminary allocation of the purchase price is as follows and is subject to change:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Working capital deficiency	(13,196)
Mineral rights	538,977
$ 530,000

The financial position of Lexington has been consolidated with that of MAG's as at September 30, 2003 and, as such, no further adjustment to the consolidated balance sheet is required to give effect to the acquisition of Lexington.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

3.

PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These pro forma financial statements incorporate the following assumptions and adjustments:

(a)

That the share purchase and transfer agreement that conveyed a 99% interest in Lagartos to MAG and the related purchase adjustments as described in Note 2 (a) were completed on January 1, 2002.

(b)

That the share purchase agreement that conveyed a 99% interest in Lexington to MAG and the related purchase adjustments as described in Note 2 (b) were completed on January 1, 2002.

(c)

That 500,000 common shares of MAG on the acquisition of Lagartos were issued on January 1, 2002 for the purposes of pro forma loss per share.

4.

US GAAP ADJUSTMENTS

The pro forma financial statements incorporate the following adjustments to record the pro forma balance sheet and pro forma statements of operations in US GAAP:

(a)

The adjustment for the accounting for exploration costs incurred by the Company under US GAAP.  Under US GAAP, exploration expenditures on resource property interests can only be capitalized subsequent to the establishment of reserves.  For US GAAP purposes, the Company therefore expenses exploration expenditures in the period incurred.

(b)

The adjustment for amortization of acquired mineral rights whereby the costs of acquisition of mineral property rights should be amortized over their estimated useful life which, in the Company's case, is the period required to develop or further explore the related mineral assets.

(c)

The adjustment for the meeting of certain performance criteria relating to the release of shares from escrow.  In April 2003, as a result of the completion of the Company's qualifying transaction, which resulted in the satisfaction of conditions for the release of shares from escrow, compensation expense would be recorded under US GAAP for the escrow shares which may be released.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

5.

LEXINGTON CAPITAL GROUP INC.

The Lexington statement of loss for the period from January 1, 2003 to July 16, 2003 has been prepared using the U.S. dollar as the currency of measurement.  For the purpose of preparation of these pro forma financial statements, the Lexington statement of loss has been translated into Canadian dollars using the September 30, 2003 Canadian dollar exchange rate of 1.3475 to one U.S. dollar as follows:

Statement of Loss
Period from January 1, 2003 to June 30, 2003

Expenses
Consulting	$ 159,900	$ 215,465
Net loss	$ (159,900)	$ (215,465)

No revenues or expenses were incurred by Lexington for the period from inception, July 22, 2002 to December 31, 2002, nor for the period from July 1, 2003 to July 16, 2003.